Manulife Financial Corporation

Renewal Annual Information Form

March 21, 2005

GLOSSARY

For the purpose of this annual information form (“Annual Information Form”), the term “Company” or “Manulife Financial” refers, at all times prior to September 23, 1999, to The Manufacturers Life Insurance Company (“Manufacturers Life”) and its subsidiaries, and at all times on or after September 23, 1999, to Manulife Financial Corporation (“MFC”) and its subsidiaries, including Manufacturers Life.

The following are brief explanations of certain terms as used in this Annual Information Form.

ACLI (American Council of Life Insurers) — an insurance industry association for life insurance companies in the United States, which works to promote a legislative and regulatory environment favourable to its members and provides information and educational resources to the public.

annuities — contracts that provide income payments at regular intervals, usually for a specified period (an annuity certain) or for the lifetime of the annuitant (a life annuity). Annuity contracts are offered on both an immediate and a deferred basis. Under immediate annuities, the payment of income commences at, or very shortly after, the date of issue of the contract. Under deferred annuity contracts, the payment of income commences on some specified future date, such as five years after the contract is issued. Contracts can be fixed or variable.

Canadian GAAP — Canadian generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

cash value — the gross value for which an in force policy can be surrendered.

COLI (corporate owned life insurance) — a specialized insurance product which provides tax-efficient funding vehicles for employee deferred compensation programs.

common investment platform — a common group of investment funds that are offered to the Company’s customers across multiple variable insurance, annuity and pension product lines.

endowment insurance — life insurance policy which pays the face value at earlier of death or maturity date.

Fraser Group Universe Report — an annual report on pricing, profitability and market share in the Canadian group insurance industry, published by the Fraser Group, an independent Canadian consulting firm.

general fund — those assets and liabilities which a life insurance company reports on its consolidated balance sheet and for which a life insurance company bears the investment risk. Products treated as part of the general fund include participating whole life insurance, universal life insurance, term insurance, group life and health insurance and fixed-rate insurance, annuity and pension products, as well as reinsurance.

GIC (guaranteed investment contracts) — certificates of deposit on which guaranteed interest is payable or compounded annually and maturity is a specified term, usually one to five years.

group life and health insurance — insurance which insures the lives of a group of people (group life) or provides coverage for medical and dental costs, and income replacement for disabilities (group health) to a group of people under a master contract. Typically used by employers to provide coverage for their employees.

ICA — the Insurance Companies Act (Canada), as amended, including the regulations thereunder which apply to insurance companies that are incorporated under Canadian federal law and to foreign insurance companies that operate in Canada on a branch basis.

in force — an insurance or annuity contract which has not expired or otherwise been terminated.

individual life insurance — insurance which pays a stipulated sum in the event of the death of a named individual.

Letters Patent of Conversion — the letters patent issued under the ICA to effect the conversion proposal of Manufacturers Life from a mutual company to a company with common shares effective September 23, 1999.

LIMRA (Life Insurance Marketing Research Association) — an association which supports and enhances the marketing functions of life insurance companies through original research, products and services.

MCCSR (Minimum Continuing Capital and Surplus Requirements) — capital and liquidity requirements imposed by OSFI for Canadian federally regulated life insurance companies.

Minister of Finance — the Minister of Finance (Canada) or any Minister of State who has been delegated any of the Minister’s powers, duties and functions under the ICA.

mortality risk — the risk arising from an insured person’s death.

NAIC (National Association of Insurance Commissioners) — an association of the chief insurance supervisory officials of each state, territory or possession of the United States.

OSFI — the Office of the Superintendent of Financial Institutions (Canada), the primary regulator of federal financial institutions and federal pension plans.

Plan of Demutualization — the plan of demutualization of Manufacturers Life, which, for the purposes of the ICA, constituted a conversion proposal.

policy loan — a loan made to a policyholder based on the security of the cash value of a policy.

policyholder — the person who owns an insurance or annuity policy. Although the policyholder is usually the insured, in the case of group insurance the policyholder is usually the employer rather than the employee.

producer group — groups of agents and brokers who deal collectively with insurance companies in the areas of products, underwriting and compensation. A producer group also offers marketing and sales support to its members, as well as continuing education.

RRIF (registered retirement income fund) — a fund of undistributed accumulations of retirement savings, within the meaning of the Income Tax Act (Canada).

RRSP (registered retirement savings plan) — a savings plan for the purpose of providing a retirement income, within the meaning of the Income Tax Act (Canada).

reinsurance — the acceptance by one or more insurers, called reinsurers, of a portion of the risk underwritten by another insurer which has directly contracted to provide the coverage. The legal rights of the policyholder are not affected by the reinsurance transaction and the insurer issuing the insurance contract remains primarily liable to the policyholder for payment of policy benefits.

retrocession — a form of reinsurance that involves the assumption of risk from a reinsurer rather than the direct writer of the policy or policies.

SEDAR – the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.

segregated fund — a fund, having its own portfolio of investments, kept separate from the general fund of a life insurance company in connection with one or more insurance policies or annuity contracts under which the company’s liability to the policyholders varies with the performance of the fund.

Superintendent — the Superintendent of Financial Institutions (Canada).

surplus — the excess of assets over liabilities and other obligations in an insurance company’s financial statements calculated in accordance with applicable accounting principles.

term life insurance — a life insurance policy which pays a stipulated sum on the death of the individual life insured, provided that death occurs within a specified number of years. There is usually no cash value.

third party administrator — a company that provides administrative support, including regulatory compliance, reporting and document processing, to sponsors of group plans.

underwriting — the process by which an insurance company assesses the risk inherent in an application for insurance prior to acceptance and issuance of a policy.

universal life insurance — a life insurance policy in which premiums, less expense charges, are credited to a policy account from which periodic charges for life insurance are deducted and to which interest and investment income are credited. Universal life insurance accumulates a cash value.

variable product — an insurance, annuity or pension product contract for which the reserves and/or benefits may vary in amount with the market value of a specified group of assets held in a segregated fund.

whole life insurance — a life insurance policy payable upon the death of the insured, with a fixed premium and accumulating cash values.

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all financial information contained herein is given for the Company. The Company maintains its financial books and records in Canadian dollars and presents its financial statements in accordance with Canadian GAAP as applied to life insurance enterprises in Canada and the accounting requirements of the Superintendent. None of the accounting requirements of the Superintendent is an exception to Canadian GAAP.

Unless otherwise indicated, references in this Annual Information Form to “$,” “Cdn.$” or “dollars” are to Canadian dollars. Exchange rates used for currency conversion to Canadian dollars for financial statements in this Annual Information Form are summarized in the following table:

	As at and for the year ended December 31
	2004	2003	2002
U.S. dollar
Balance sheet	1.2036	1.2924	1.5796
Statement of operations	1.3015	1.4015	1.5704

Japanese yen
Balance sheet	0.011718	0.012066	0.013302
Statement of operations	0.012035	0.012088	0.012554

Notes:	(1) Rates shown are the Canadian dollar price per U.S. dollar and Japanese yen. In accordance with Canadian GAAP, balance sheet amounts are converted at rates on the dates indicated, while statement of operations amounts are converted using the average rate for each quarter. The rate of exchange disclosed above for the annual Statement of Operations, which is the sum of each quarterly Statement of Operations, is the annual average for each year.
(2) Rates are based upon noon rates of exchange published by the Bank of Canada.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference in this Annual Information Form, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, are forward-looking statements with respect to the Company. These statements generally can be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, believe” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the matters discussed in this Annual Information Form and the documents incorporated by reference herein and include general economic and market factors, including interest rates, business competition and changes in government regulations or in tax laws.

CORPORATE STRUCTURE

HISTORY AND INCORPORATION

Manulife Financial Corporation was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life following its demutualization. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC. MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.

INTERCORPORATE RELATIONSHIPS

The Company conducts its business activities through subsidiary companies in Canada, the United States, Hong Kong, Japan, the Philippines, Singapore, Indonesia, Thailand and Vietnam. The Company operates through branches in Barbados, Bermuda and Germany and through branches of subsidiaries in Taiwan and Macau. In China, the Company operates through a joint venture established with a local company. In Malaysia, the Company operates through a publicly traded corporation which is 46% owned by the Company.

The principal subsidiaries of MFC, including direct and indirect subsidiaries, are listed on page 124 and 125 of MFC’s 2004 Annual Report filed on SEDAR (“2004 Annual Report”), which pages are incorporated herein by reference. These companies are incorporated in the jurisdiction in which their head office is located.

CORPORATE STRATEGY

Manulife Financial’s overall corporate objective is to continue its record of profitable growth by building on its position as a leading provider of financial protection and wealth management products and services in Canada, the United States and selected international markets. In pursuing this objective, management seeks to operate Manulife Financial in accordance with certain core values: professionalism; providing real value to its customers; integrity; maintaining financial strength; and being an employer of choice. To realize its objective, Manulife Financial pursues the following specific strategies.

Build on Existing Business Franchises

Management believes that Manulife Financial has built strong platforms for future growth in Canada, the United States and Asia. The Company enjoys recognized financial strength and leadership positions in a number of diverse international markets ranging from developing to mature. Management intends to strengthen the Company’s business franchises in its existing markets and to expand into new markets where management believes Manulife Financial has a competitive advantage that will enable the Company to establish a leading market position. In 2004, the Company completed the merger with John Hancock Financial Services, Inc. (“John Hancock”) and significantly expanded the Company’s positioning in North America by adding the John Hancock operations and brand in the United States and the business of The Maritime Life Assurance Company (“Maritime Life”) in Canada. In Asia, the merger increased scale and expanded Manulife Financial’s presence into Malaysia and Thailand. Management believes that the Asian region’s economic and demographic trends offer excellent medium and long-term growth potential. In 1996, Manulife opened the first foreign joint venture life insurance company in China with operations in Shanghai and by the end of 2004, had established branch operations in Guangzhou and Beijing. In late 2004, the Company received a branch license for Ningbo and expects to begin operations in that city in 2005. In 1999, the Company became the first Canadian life insurer with operations in Japan, one of the world’s largest insurance markets. The Japanese operation was expanded with the purchase of the in force business of Daihyaku Mutual Life Insurance Company (“Daihyaku”) in 2001. The Company has also expanded its Asian operations in recent years through acquisitions in the Philippines, Indonesia, and Taiwan.

Deliver Customized and Innovative Products and Services

Management believes that delivering customized and innovative financial protection products and wealth management products and services, which provide sustainable value at competitive prices, will continue to be a growth driver for Manulife Financial. Accordingly, the Company focuses on understanding customer needs and on developing, maintaining and deepening long-term customer relationships. To address the changing needs of its target customers, the Company has developed the ability to quickly bring new offerings to the marketplace to complement its broad array of products. In Canada, the Company was the first to introduce a single combined personal borrowing and banking account, Manulife One, which provides customers with flexibility in managing their finances. In addition, the Company was the first to offer, through independent financial advisors, a mutual fund investment account giving customers access to multiple investment management firms. In the United States, the addition of John Hancock has expanded the breadth and depth of its product range and added new investment offerings and managers for its common investment platform. Building on its leading position in the long-term care market, the Company launched Corporate Solutions, a new worksite program designed to meet the growing long-term care insurance needs of the small business market in the United States. In Asia, the Company introduced the first participating life insurance policy to China and the first investment-linked insurance product to Taiwan. In Vietnam, the Company was first to link life insurance face amounts to the U.S. dollar exchange rate or gold prices. Manulife Life Insurance Company (“Manulife Japan”) has been a leader in offering innovative products to Japanese consumers, being among the first insurers to offer universal life insurance and variable annuity products in Japan.

Capitalize on Multiple Distribution Channels

Management believes that tailoring the Company’s distribution channels to allow customers in each geographic and product market to purchase the Company’s products and services through their preferred channel will enable Manulife Financial to further penetrate its target markets. In the United States and Canada, the Company has been highly successful in expanding and diversifying its distribution capabilities while at the same time continuing to nurture traditional relationships. In Canada, the Company has significantly expanded its relationship with managing general agencies and has executed several unique strategic alliances with other financial services companies to expand the product portfolio available to its distributors and to broaden distribution of its own products. In the United States, the John Hancock merger significantly broadened the Company’s distribution capabilities providing access to the John Hancock Financial Network (“JHFN”), the M-Financial Group and to bank distribution channels. In Asia, where it is the norm for agents to represent a single company, the Company sells its products and services through an exclusive agency force. In Japan, Manulife Financial has expanded its distribution reach through agreements with a number of banks and stockbrokers. In early 2004, Manulife Japan entered into a strategic alliance with the Bank of Tokyo-Mitsubishi, Ltd. for individual variable annuity product development and sales. Early success in this alliance helped to increase variable annuity sales by roughly 260% to $2.4 billion in 2004. By offering a diverse range of products and providing ongoing sales and marketing support, Manulife Financial strives to maintain long-term relationships with its agents, brokers and other distributors in each market. The Company expects to continue its strategy of anticipating and responding to changing customer distribution preferences.

Leverage Technology to Enhance Customer and Producer Services

Manulife Financial is committed to the development and leveraging of technology to provide improved service to clients and support to the Company’s distribution partners. In Canada, the Company’s Internet support services for group plan administrators and customers include electronic processing and enrollment for Group Pension clients as well as electronic claims processing and payments for Group Benefits members. In Asia, Manulife Financial introduced Hong Kong’s first bilingual insurance web site for agents and launched a web site for its Vietnamese customers. Manulife Financial has also invested in technology to realize productivity gains from improved business processes. In 2002, Manulife Financial outsourced the management of its information technology infrastructure and operations, helping the Company deliver improved customer service and significant expense management opportunities as well as providing strategic flexibility to integrate new businesses. In 2004, the Company announced an agreement to outsource the provisioning and management of Internet Protocol (“IP”) based infrastructure. The new platform is expected to deliver improved network reliability, scalability and cost efficiencies and to be the foundation for an enterprise-wide voice over IP deployment at Manulife Financial.

Leverage Successful Strategies across Different Markets

Manulife Financial’s product and geographic diversity positions the Company to transfer products and services, technology, distribution and marketing strategies, and business knowledge from one market to other markets. Management believes that the ability to leverage across markets enables the Company to capitalize quickly on emerging economic and demographic trends. In Japan, the Company introduced universal life insurance and variable annuities, leveraging its expertise with these products in Canada and the United States. Also in Japan, the Company revitalized its sales force by leveraging the expertise of its Asian businesses in managing and growing career agency forces. In China, Manulife Financial adopted the increasing protection option from its other Asian markets and specifically tailored it to meet the needs of the Chinese market.

Implement Strategic Acquisitions

Manulife Financial intends to focus on making strategic acquisitions in the financial services industry that strengthen and complement its core operations and that are priced to provide acceptable financial returns. Management believes that it is essential for the Company to participate proactively in the continuing consolidation of the financial services industry, with the objective of increasing Manulife Financial’s overall size and enhancing its market position in internationally diverse markets. Management believes that the Company’s experience in executing and implementing strategic acquisitions, together with its management and capital resources, position Manulife Financial to continue its acquisition program with a focus on expanding its financial protection and wealth management businesses internationally.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

The Company has proactively participated in the continuing consolidation and globalization of the financial services industry. In 2004, the Company completed the merger with John Hancock, including its subsidiary Maritime Life. On completion of the merger, the Company became the largest public company and the largest life insurance company in Canada, the second largest life insurer in North America and the fifth largest in the world based on market capitalization as at April 28, 2004. More information about John Hancock can be found on pages 3 to 203 of John Hancock’s 2003 Annual Report on Form 10-K with respect to 2003, 2002 and 2001 and on pages 2 to 34 of John Hancock’s unaudited comparative interim consolidated financial statements for the three months ended March 31, 2004, as set out in John Hancock’s quarterly statement in Form 10-Q for the quarter ended March 31, 2004, which have been filed by the Company with Canadian provincial securities administrators through SEDAR and are incorporated by reference into this Annual Information Form.

In December 2004, Manufacturers Life, MFC Insurance Company Limited, another Canadian insurance company subsidiary of the Company, and Maritime Life completed a reorganization that resulted in Maritime Life and MFC Insurance Company Limited transferring their business and assets to Manufacturers Life. Also in late 2004, the Company and its locally affiliated Thai holding company increased their ownership percentage in Interlife John

Hancock Assurance Public Company Limited (“Interlife John Hancock”) to roughly 95 percent of the outstanding common shares of Interlife John Hancock.

In 2003, the Company completed three acquisitions, all in Asia. In Indonesia, the Company acquired the Indonesian life insurance business of Zurich Financial Group (“Zurich”) on October 31, 2003 and acquired PT ING-Aetna Life (“ING”) on November 30, 2003. In the Philippines, the Company acquired the insurance portfolio of Zurich Life Philippines, Inc. on November 4, 2003.

In 2002, the Company completed two acquisitions and increased its ownership position in two joint venture operations. In the Philippines, the Company acquired the Philippines life and pension and education operations of CMG Life Insurance Company, Inc. in November 2002. In September 2002, Manulife Financial acquired the remaining interest in OUB Manulife Pte. Ltd. from its former joint venture partner and subsequently renamed the wholly owned subsidiary Manulife (Singapore) Pte. Ltd. During 2002, the Company also increased its equity interest in P.T. Asuransi Jiwa Manulife Indonesia from 51% to 71%. On March 25, 2002, Manulife Financial and Zurich North America Canada completed an agreement to transfer all the outstanding shares of Zurich Life Insurance Company of Canada (“Zurich Life”) to Manulife Financial, making Zurich Life a wholly owned subsidiary of Manulife Financial.

BUSINESS OPERATIONS

The Company provides a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds to individual and group customers in the United States, Canada, Asia and Japan. The Company also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, mutual funds and institutional investment services. The Company offers reinsurance services, specializing in life retrocession and property and casualty reinsurance.

As at December 31, 2004, the Company had approximately 20,000 employees and operated in 19 countries and territories worldwide. The Company’s business is organized into seven operating divisions, comprised of the U.S. Protection, U.S. Wealth Management, Canadian, Asian, Japan, Reinsurance and Guaranteed and Structured Financial Products (“G&SFP”) Divisions. Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market.

SELECTED FINANCIAL STATISTICS BY DIVISION

The following chart provides a breakdown by operating division of the Company’s total net income, premiums and deposits and funds under management as at and for the year ended December 31, 2004.

		Premiums and	Funds Under
Division	Net Income	Deposits	Management
U.S. Protection	18%	12%	16%
U.S. Wealth Management	16%	46%	37%
Canadian	24%	22%	17%
Asian	13%	9%	5%
Japan	6%	7%	3%
Reinsurance	9%	2%	1%
G&SFP	8%	2%	12%
Corporate and Other	6%	0%	9%

U.S. OPERATIONS

U.S. Operations includes the U.S. Protection, U.S. Wealth Management, and G&SFP Divisions of the Company. U.S. Protection Division, consisting of Individual Insurance and Long-Term Care operations, offers life and health insurance solutions for individuals and families. U.S. Wealth Management Division, which consists of Annuities, Group Pensions and Mutual Funds operations, provides clients with a wide selection of wealth management solutions for their personal, family and business needs. G&SFP Division offers a variety of specialized products and services to qualified defined benefit and defined contribution retirement plans, and other domestic and international investors. Effective January 2005, G&SFP will be managed by the U.S. Wealth Management Division.

To provide its clients with a single and comprehensive identity in the United States, the Company rebranded most of its U.S. based legal entities, products and services under the John Hancock name effective January 1, 2005. A selective list of rebranded legal entities includes:

Rebranded Name	Former Name
John Hancock Life Insurance Company (U.S.A.)	The Manufacturers Life Insurance Company (U.S.A.)
John Hancock Life Insurance Company of New York	The Manufacturers Life Insurance Company of New York
John Hancock Distributors LLC	Manulife Financial Securities LLC
John Hancock Trust	Manufacturers Investment Trust
John Hancock Investment Management Services, LLC	Manufacturers Security Services, LLC
Manulife Insurance Company	Investors Partners Life
John Hancock Financial Network	Signator Financial Network

U.S. Operations operates principally through four insurance subsidiaries: John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”), John Hancock Life Insurance Company of New York (“John Hancock New York”), John Hancock Life Insurance Company (“John Hancock Life”), and John Hancock Variable Life Insurance (“John Hancock Variable”). In addition, U.S. Operations operates through Avon Long Term Care Leaders LLC (“Avon LTCL”), and has a joint venture arrangement with Metropolitan Life through its Long Term Care Partners LLC (“LTC Partners”) subsidiary. Small blocks of business are also maintained in two subsidiaries, Manulife Insurance Company (“MIC”) and John Hancock Insurance Company of Vermont (“JHVT”). U.S. Operations also operates through a mutual fund subsidiary, John Hancock Funds LLC (“John Hancock Funds”) and three distribution-only subsidiaries, John Hancock Distributors LLC (“John Hancock Distributors”), Signator Investors, Inc. (“Signator Investors”) and Signator Insurance Agency.

John Hancock USA offers individual insurance, 401(k) group annuity pension and individual annuity products in all states except New York, and John Hancock New York offers these products in the State of New York. John Hancock Life offers individual insurance, annuity, long-term care and G&SFP products in all states and John Hancock Variable offers certain individual insurance and annuity products in all states except New York.

Avon LTCL acts as a third party administrator and as a reinsurance intermediary in transactions involving companies ceding portions of their long-term care business. LTC Partners holds the business related to the Federal Long Term Care Insurance program (the “Federal Program”). MIC, a wholly owned subsidiary of John Hancock Variable, maintains a block of individual insurance policies sold in prior years. JHVT offers trust-owned health insurance to third parties through the G&SFP Division.

John Hancock Funds, a registered broker-dealer wholly owned by John Hancock Advisers LLC (“John Hancock Advisers”), distributes retail mutual funds and privately managed accounts. John Hancock Distributors, a registered broker-dealer and registered investment advisor wholly owned by John Hancock USA, is the distributor of College Saving Plans (“529 Plans”) and 401(k) mutual fund contracts. Signator Investors is a registered broker-dealer and a registered investment adviser that distributes proprietary and non-proprietary wealth management and protection products, and Signator Insurance Agency distributes variable individual insurance and variable annuity products.

Investment Platform

U.S. Operations offers products that provide customers with fixed and variable rate investments. Fixed rate products, offered by Annuities, Group Pensions, Individual Insurance and G&SFP, provide customers with a guaranteed investment return. Variable rate products, offered by most of U.S. Operations’ businesses, enable clients to participate in equity market growth through both segregated and mutual fund investment vehicles. In addition, the Company maintains certain segregated accounts offered by the G&SFP Division.

The Common Investment Platform

As a result of the merger between the Company and John Hancock, two investment platforms are available for the Company’s variable individual insurance and annuity products: the John Hancock Investment Trust and the John Hancock Variable Series Trust. By mid-2005 these two platforms are expected to merge into the John Hancock Trust, forming a single common investment platform. The combined platform will enable customers to retain their existing investment selections when transferring between or purchasing new 401(k) group annuity pension, variable annuity or variable insurance products. A common investment platform means that distributors and customers need to be familiar only with one set of investment funds. Customers will also find it easier to assemble personalized solutions across the wide array of individual insurance, annuity and 401(k) products. Customers will be provided with tools to identify an asset mix from among the options available on the common investment platform that best matches their risk and return preferences.

Management believes that clients consider the investment performance to be a key criterion in selecting a segregated fund. The Company’s common investment platform provides a broad spectrum of diversified domestic and international equity and fixed income funds that are managed by leading investment companies selected for their distinctive investment style and expertise. The Company draws on a variety of internal and external experts to continually review and adjust the investment selections on the platform to ensure it remains comprehensive and competitive from a performance standpoint. The Company actively “manages the managers” in an institutional fashion across a wide spectrum of investment and risk criteria, monitoring performance, the managers’ investment processes, professionals and risk controls.

For those customers who want a simplified approach to investing, the Company also provides a suite of five Lifestyle Funds consisting of pre-packaged, fully diversified portfolios of funds. Each portfolio has been designed to match the needs and risk tolerance of a wide range of customers, from conservative to aggressive.

Other Investment Platforms

The Pensions Platforms

In addition to the common investment platform, U.S. Wealth Management also offers its Group Pensions customers a retail platform and a Retirement Select platform. The retail platform enables smaller 401(k) pension plan sponsors to access well-known investment funds through the Company’s separate accounts, while the relatively new Retirement Select platform offers customers direct access to familiar and highly distinguished mutual funds. These platforms are subject to the same rigorous selection and review process as the common investment platform.

The Mutual Fund Platform

For clients of the Mutual Funds business unit of U.S. Wealth Management, U.S. Operations offers the mutual fund platform. This platform provides clients with equity, income, international and sector solutions managed by in-house and external investment managers. An extensive selection of open-end funds and specifically crafted closed-end funds are distributed to retail, private client, and institutional investors. Leveraging the expertise of seasoned investment professionals, a disciplined team approach is taken to portfolio management and research.

The Federal Long Term Care Platform

The Long-Term Care business of the U.S. Protection Division has set up a single-customer separate account for the Federal Program. This segregated fund allows the business to tailor the investment strategy specifically to the needs of the Federal Program. This platform is not available to other customers.

The G&SFP Platform

The G&SFP Division’s fee-based products offer clients a number of investment options that generally pass the investment results of invested assets through to the contract holder with no, or minimal guarantees. Certain of these products offer equity or fixed income investment classes through separate accounts.

Proprietary Retail Distribution Networks

In addition to a wide variety of distribution channels and networks, U.S. Operations offers its products and services through two highly recognized and established proprietary retail networks: JHFN and Essex Corporation (“Essex”).

JHFN is a nationally recognized career agency distribution system that offers innovative protection and wealth management solutions to individuals, families and businesses. The network provides access to a variety of proprietary and non-proprietary products and services to facilitate the sale of wealth accumulation and protection oriented products. Essex is a leading bank distributor that offers both proprietary and non-proprietary annuity, mutual fund and insurance products. Essex also offers a continuing education curriculum to registered broker-dealer representatives.

U.S. PROTECTION

U.S. Protection Division provides life and long-term care insurance products and services to select markets. The Individual Insurance operation focuses on high net-worth and emerging affluent markets by providing estate and business planning solutions with an array of insurance products. The Long-Term Care operation provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at home care. The division uses a multi-channel distribution network, including JHFN. In 2004, Individual Insurance and Long-Term Care accounted for 87% and 13% respectively, of the division’s total funds under management, and 81% and 19% respectively of the division’s total premiums and deposits.

In 2005, U.S. Protection will move forward under the John Hancock brand, capitalizing on its leading sales positions in both the individual insurance and long-term care markets. The division will remain focused on building distribution strength, maintaining superior service levels and developing innovative products while completing the integration of the Company and John Hancock.

Individual Insurance

The Individual Insurance business has established a reputation for providing innovative and competitive products, offering expert underwriting and having a broad based multi-channel distribution network.

Individual Insurance primarily offers its clients single and survivorship universal and variable universal products, as well as specialized COLI products. The rate of investment return on universal insurance policies may change from time to time due to factors such as the investment performance of the universal life asset portfolio, but is subject to minimum guaranteed rates. Variable universal life insurance products offer clients an opportunity to participate in equity market growth by investing in segregated funds.

The Individual Insurance business has developed a reputation for expertise in underwriting mortality risk, particularly for the older age market. The underwriting area continually updates standards based on emerging trends and medical developments in risk assessment. The business is also able to place large individual insurance policies due to large retention limits of U.S. $20 million for single lives and U.S. $25 million on survivorship cases.

Individual insurance products are sold through a multi-channel strategy that includes JHFN as well as third-party distributors. The third-party channels include independent agents, brokerage general agents, producer groups, broker-dealers and banks. The business actively develops and maintains its relationships with these distributors by providing technical support, delivery of competitive products, and advance marketing and sales support. Over the years, the business has solidified its strong shelf-space position with key distributors and broadened its distribution channels by establishing new relationships with broker-dealers, producer groups and banks.

Individual Insurance has a history of being able to rapidly develop and launch innovative products and features. Product development in 2004 was focused on streamlining the Individual Insurance product portfolio into a merged company platform and included an updated version of the highly successful Single-Life Universal Life product. The business also recently launched a new product to be sold to non-U.S. residents. Distribution and service improvements were principally focused on ensuring no disruption to customers as Individual Insurance integrated the operations of John Hancock. In 2005, all products will be promoted under the John Hancock name and a common set of underwriting guidelines will be implemented.

Long-Term Care

Long-term care insurance reimburses customers for the costs of care needed when an insured is no longer able to perform the ordinary activities of daily living or is cognitively impaired. The Long-Term Care business manufactures and sells individual and group insurance products, and reinsures portions of similar business sold by niche providers. Individual policies are available for sale to people between the ages of 18 and 84. Group products are designed for employees of small to large employers or other affinity plan sponsors.

John Hancock was one of the first companies to offer long-term care insurance and has been in the market for more than 15 years. Currently, John Hancock is the number two provider of long-term care insurance in the U.S. market, measured by sales results and based on data published by LIMRA. The Company has expertise in all aspects of long-term care business from marketing and sales to claims processing. Products meet “tax-qualified” regulatory requirements so that premiums may be deductible when filing a U.S. tax return and the benefits are not taxable.

Long-term care products are sold within the United States through a multi-channel strategy that includes traditional independent agents, general agents, producer groups, broker-dealers and wirehouses. The Company develops and maintains its relationships with these distributors by providing technical support, delivery of customized products, and marketing and sales support. Over the years, the Company has broadened its distribution channels by establishing new relationships with broker-dealers and producer groups and through partnerships with other insurance companies.

Avon LTCL acts as a third party administrator, offering its expertise in product design, underwriting, and claims processing on a fee-for-service basis. It also acts as an intermediary in reinsurance transactions involving companies ceding portions of their long-term care business.

Competition

Each of the U.S. markets in which the U.S. Protection Division operates is highly competitive. Competitors in the individual insurance and long-term care markets vary across product lines, but are primarily other large insurance companies that distribute through similar channels. Competitive advantage is based on the ability to develop flexible product features to meet individual customer needs, and to develop and service a variety of distribution channels.

U.S. Protection’s competitive strengths include innovation, underwriting expertise, multiple distribution channels and high quality customer service. The division’s competitive position is also enhanced due to scale from leading sales positions in both the individual and long-term care insurance markets, and to the Company’s strong financial strength and credit ratings.

U.S. WEALTH MANAGEMENT

U.S. Wealth Management provides a variety of personal and family-oriented wealth management products and services to select individual and business markets. The Annuities operation offers variable annuity, fixed annuity and 529 Plan products primarily to middle and upper-income individuals. The Group Pension operation provides 401(k) plans to small and medium-sized businesses and pension mutual fund offerings to medium-sized organizations. The

Mutual Funds operation provides a variety of mutual funds, privately managed accounts and institutional services. At December 31, 2004, Annuities, Group Pensions, and Mutual Funds accounted for 45%, 28% and 27% respectively, of U.S. Wealth Management’s total funds under management. These businesses accounted for about U.S.$7 billion, U.S.$8 billion, and U.S.$3 billion, respectively, of the division’s total premiums and deposits.

Annuities

Annuities offers a variety of products that help customers achieve their personal and family financial goals. A range of variable and fixed annuity products are designed to assist individuals with their retirement needs, while the growing 529 Plan product line helps clients save for post-secondary education. The Private Accounts product line, which suspended sales in late 2004, offered individuals their own personal investment portfolio, along with investment advice from brand name third-party money managers.

U.S. Annuity products are principally sold through JHFN, Essex and Wood Logan. Distribution will be a major strategic focus in 2005 as Annuities extends the initial John Hancock integration success of 2004 into a model where both variable and fixed annuities are wholesaled to independent broker-dealer firms and banks through Wood Logan and Essex. JHFN is already the leading variable annuities sales firm for Annuities, and Essex extends the Company’s marketing reach into the bank channel. Strong wholesaling is a key to success with this distribution strategy and Annuities will accordingly expand both the Wood Logan and Essex wholesaling teams in 2005.

The Variable Annuity Product Line

Variable annuity products, sold mainly to middle and upper-income individuals, provide a tax-efficient way to save for retirement or preserve wealth. Earnings on these products are subject to taxation only when withdrawn.

As a leading provider in the variable annuity industry, the Company’s product offerings include the Venture, Venture III and Venture Vantage products. The Venture product offers traditional variable annuity features, such as a minimum death benefit guarantee, no front-end sales costs and a gradually declining surrender charge rate. In addition to these traditional features, the Venture III product offers a shortened surrender charge period for improved investor liquidity, while the Venture Vantage product offers a deposit-driven payment enhancement. These products offer several optional benefits, such as Guaranteed Minimum Withdrawal Benefit (“GMWB”) and Guaranteed Earnings Multiplier (“GEM”). The GMWB option provides for guaranteed returns through periodic withdrawals of amounts invested, while the optional GEM provision provides funds to pay taxes triggered at death following favorable investment performance.

Management recognizes the need to provide strong, customer-oriented service. An internal quality program, as well as external surveys, provide important benchmarking information relative to the industry and support this service culture. Moving forward, the strategy is to continue to develop the technical expertise and professionalism of staff, to continually review and update key processes and to improve systems capabilities. Annuities will continue to leverage web-based technology to enhance customers’ access to information, promote the use of self-service and streamline complex administrative procedures. The variable annuity product line has a proven history of providing exceptional service to its contract holders and distribution partners.

Management’s strategy for continued growth in the variable annuities business line focuses on product innovation, strong customer service and excellence in wholesaling. Throughout 2004, Annuities continued to develop its variable annuity portfolio with a clear focus on both meeting the needs of customers and managing the risk profile of the business.

The Fixed Annuity Product Line

Similar to its variable annuities portfolio, Annuities’ fixed annuity product line provides tax-deferred growth from which regular income payments may be received. However, unlike the variable annuity product line, the fixed annuity investor does not take on any investment risk as returns are guaranteed by the Company. The fixed annuity line includes individual immediate annuities and deferred annuities. Immediate annuities do not have an accumulation phase and begin the predetermined payment phase right after the product is purchased. Conversely, deferred annuities are an accumulation product that offers a fixed rate of return.

With a well-maintained presence in the fixed annuity industry, the Company’s product offering of Guaranteed Principal Annuity Plus (“GPA Plus”) provides various options to customers. The GPA Plus product currently offers a choice of one-year, three-year, and six-year interest rate guarantee periods. Further, GPA Plus offers the CARESolutions Plus rider, which is designed to protect the client from the high costs of care. Management believes that a combination of competitive rate offerings, attractive product features and expanded distribution are key to its future in the fixed annuity line.

The 529 Plan Product Line

Annuities’ 529 Plan product line offers a selection of education savings products aimed at middle-income and high net-worth individuals. Offered by the Educational Trust of Alaska and administered by T. Rowe Price, the 529 Plan product line is sold through Wood Logan and JHFN. John Hancock Freedom 529, formerly Manulife College

Savings, is one of the first products to offer a nationally distributed multi-managed college savings product to financial intermediaries and has, at U.S.$250,000, one of the highest maximum contribution limits.

Management believes that investment variety and flexibility, as well as fund performance, are critical to developing and maintaining market share in the 529 Plan market. John Hancock Freedom 529 offers clients a multi-managed product platform with various flexible investment options. Prominent fund companies are employed to manage the 529 Plan investment fund portfolios. The Company works with its partner, T. Rowe Price, to oversee and evaluate the performance of these investment managers.

Management is committed to providing innovative and unique 529 Plan products, as well as strong customer service. Product enhancements in 2004 included additional 529 Plan investment portfolios and fund managers, and amendments to pricing to allow no load for accounts with balances in excess of U.S.$1 million. The Company also developed tools to enable clients to better evaluate the tax and estate planning advantages of investing in 529 Plans.

The Private Accounts Product Line

Annuities’ Private Accounts product line was introduced in late 2002. This product line offered high net-worth individuals a personalized investment portfolio and brand name third-party money managers, as well as increased tax efficiency through the ability to customize and diversify investments. The Company has decided to permanently suspend new sales and is committed to maintaining the same service level standards for the existing account base in the foreseeable future. All Private Account clients continue to have access to the quality investment management selected, the expertise of the Overlay Portfolio Manager (a product feature that periodically rebalances client portfolios to match their preferences), tax harvesting and other benefits as well as the same service and support.

Group Pensions

The Group Pensions business unit offers small and medium-sized businesses, consisting of companies with five to 500 employees, 401(k) group annuity contracts designed for tax-qualified pension plans. Direct mutual fund contracts are offered to medium-sized organizations. Based on LIMRA/Cerulli’s pension survey results, Group Pensions was ranked as the top seller of 401(k) plan products for the small plan market in 2004 (up to the end of September), as measured by premiums and deposits, new cases and new participants.

Group Pensions primarily offers its clients a 401(k) group annuity product that includes investment, communication, and record-keeping services with plan administration provided through third party administrators (“TPAs”). Group Pensions also sells group annuity products offering “investment services only”, intended for distribution through TPAs who provide their own record-keeping services for the qualified pension plan market, as well as contracts that offer clients direct access to familiar and highly distinguished third party mutual funds.

Management is committed to delivering quality investment alternatives, participant education and communications, and superior service. In recognition of its commitment in these areas, Group Pensions has been honoured with various awards in prior years from such prominent organizations as Plan Sponsor Magazine, The League of American Communication Professionals and the Profit Sharing/401(k) Council of America.

The Company’s pension products are marketed by sales account executives mainly to TPAs and broker-dealers. TPAs are important both as a distribution channel and as a provider of plan administration services to plan sponsors. The Company provides support to TPAs in the form of direct data links, training, marketing, educational programs, and access to enhanced e-commerce functionality. John Hancock also has an established advisory council of TPAs that provides feedback to the Company on product development and marketing strategies. As part of the Company’s commitment to the growing broker-dealer channel, Group Pensions’ National Support Centre provides sales support. Group Pensions also provides broker-dealer support through its broker web site, which offers a variety of on-line marketing, educational and client/broker-dealer administrative functions.

Mutual Funds

The Mutual Funds business unit is an asset manager and distributor that provides a broad range of investment capabilities to the retail and institutional markets. Its focus on the non-proprietary market reflects a diverse footprint that covers the design, distribution and servicing of both open-end and closed-end mutual funds and separately managed accounts. Management’s strategy for growth in the mutual fund business line is driven by the development of new products, maintenance and improvement of investment performance in existing products and the expansion of the distribution network.

Within the non-proprietary industry, John Hancock Funds competes as a mid-sized asset management company, defined as a company ranking 11th through 30th in long-term mutual fund assets under management. Investment management is provided by internal resources, external sub-advisors and affiliated sub-advisors. Nearly 90% of assets are managed internally, with the remainder managed by six sub-advisors. Its product portfolio consists of an extensive selection of open-end equity and fixed-income funds, a number of closed-end funds and a wide range of separate account strategies.

The business unit is structured around four business lines covering key components of the asset management industry: Retail, Private Client Group, Institutional and Asset Management. The Retail product line markets and distributes open-end and closed-end mutual funds through wirehouses, regional brokerage firms, planners, financial institutions and insurance broker-dealers. The Private Client Group offers separately managed accounts to high net worth individuals through broker-dealers, while the Institutional line markets and distributes separately managed accounts and institutional (open-end) mutual funds to pension consultants, corporate and public pension plans, Union/Taft-Hartley plans, endowments and foundations and alternative distribution organizations. The Asset Management product line, serviced by John Hancock Advisers, is the internal investment arm of the business unit. The retail offerings are distributed by a network of wholesalers. These wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive home office sales and marketing staff. Institutional services are distributed directly to plan sponsors and are marketed to pension consultants nationwide who provide advisory services to plan sponsors. Marketing efforts are supported by dedicated client relationship officers who keep clients updated on portfolio performance information.

Competition

Each of the markets in which U.S. Wealth Management Division operates is highly competitive. Strong competition from both insurance and mutual fund companies characterize the Annuities business environment. Competition within this market is based on fund performance, investment/interest rate and product offerings, customer service and financial strength. Group Pensions’ key competitors are insurance companies, payroll companies and mutual fund firms that compete primarily on the basis of price and the ability to add value for customers. Mutual Funds’ competitors include numerous mutual fund and insurance companies that compete based on fund performance and distribution capability.

U.S. Wealth Management Division’s competitive strengths include innovation, multiple distribution channels, high quality customer service and wholesaling excellence. The Company’s strategy of offering the common investment platform across all of the U.S. business lines, as well as the Company’s financial strength and credit ratings, enhance its competitive position.

GUARANTEED & STRUCTURED FINANCIAL PRODUCTS

The G&SFP Division offers spread-based products and fee-based products in a variety of markets. Spread-based products serve the larger and faster growing segment of the market. Fee-based products are typically niche products that have less overall growth potential. Recent emphasis has been placed on retail targeted products such as retail notes and immediate fixed annuities due to relatively more attractive pricing compared to institutional offerings. In the institutional market, G&SFP continues to offer several products with which the division has historically been very successful. The general account GIC has been the division’s predominant product issued in the tax-qualified defined contribution plan market. Single premium and separate account annuities are primarily limited to qualified and non-qualified defined benefit plans. Funding agreements are issued to non-qualified domestic and international institutional investors.

The division distributes guaranteed and structured financial products through a variety of channels. General account GICs and structured separate accounts are sold through regional representatives to plan sponsors or to GIC managers who represent plan sponsors. Funding agreements are sold either directly through brokers or through investment banks in the form of medium-term notes. SignatureNotes are distributed through a retail brokerage network. Annuities are sold through pension consultants who represent defined benefit plan sponsors or through brokers who receive a commission for sales of its products. Structured settlement annuities are offered through a group of broker companies specializing in dispute resolution.

Fund-Type Products

General Account GICs

GICs are annuity contracts that pay a guaranteed rate of return. GICs are primarily marketed to sponsors of tax-qualified retirement plans such as 401(k) plans. The guaranteed rate of return on GICs can be a fixed rate or a floating rate based on an external market index.

Funding Agreements

Funding agreements are investment contracts that pay a guaranteed rate of return. Funding agreements generally are issued to corporations, mutual funds and other institutional investors and, unlike GICs, are not typically used to fund retirement plans. The guaranteed rate of return on funding agreements can be a fixed rate or a floating rate based on an external market index.

Single Premium Annuities and Structured Settlements

Single premium annuities are immediate or deferred annuity contracts, which provide for payments of a guaranteed amount commencing at a specified time, typically at retirement. These annuities are sold primarily to defined benefit plan closeouts. The two most common types of annuities are the straight life annuity, which makes payments for the life of a retired annuitant, and the joint and survivor annuity, which continues to make payments to a spouse after the death of the annuitant. The division also provides structured settlements, which provide a tax-free stream of periodic payments to individuals who receive awards or settlements in personal physical injury disputes.

SignatureNotes

SignatureNotes are debt securities issued directly by John Hancock Life to retail investors via a broker-dealer network. These debt securities, available to investors in U.S.$1,000 increments, are offered weekly under a U.S.$3 billion shelf registration prospectus with varying terms and maturity dates, as permitted in the prospectus.

Banking Products

Banking Products consist primarily of brokered certificates of deposit (“CDs”) issued by First Signature Bank & Trust via a broker-dealer network to retail investors. These CDs are offered weekly with varying terms and maturity dates. Brokered CDs are Federal Deposit Insurance Corporation insured up to U.S.$100,000.

Fee-Based Products

The division’s fee-based products generally pass the investment results of invested assets through to the contract holder with no, or minimal, guarantees.

Participating General Account Fund-Type Products and Annuity Contracts

These products are funding vehicles for pension plans that pass investment results through to the contract holder, after risk and profit charges. Annuity guarantees for these products are supported by asset adequacy requirements under which assets must be maintained at levels at least 5% above the annuity reserve. If the level of assets held under the contract falls below this threshold, the division may liquidate assets equal to the annuity reserve and apply the assets to purchase a fully guaranteed annuity.

Structured Separate Accounts

These products pass the investment results of a separate account through to the contract holder and contain only minimal guarantees. Contract holders may select from among several investment styles offered by various investment managers. The structured separate account business leverages the strong marketing relationships developed with general account GIC customers. These contracts, like the general account GICs, are primarily marketed to sponsors of tax-qualified retirement plans such as 401(k) plans.

Participating Separate Account Annuities

These products are funding vehicles for pension plans which offer an insured pension-funding program in conjunction with a broad range of investment options including both equity and fixed-income. The risk associated with providing these annuities is mitigated by excess collateral maintenance requirements, which vary depending on the investment option selected. If the collateral falls below the maintenance requirements, the division may liquidate assets equal to the annuity reserve and apply the assets to purchase a fully guaranteed annuity.

Separate Investment Accounts

These are non-guaranteed group annuity contracts under which assets are held in a separate account. The division typically uses affiliated investment advisors to manage these assets. G&SFP may also use non-affiliated investment managers if the customer so requires. Because these products do not provide guarantees, most new sales of separate investment accounts are reported in the Investment Management Segment. Existing agreements, however, continue to be reported in and serviced by the G&SFP Division because of customer relationships.

Competition

G&SFP Division operates in a variety of highly competitive institutional and retail markets. Although a large number of companies offer these products, the market is concentrated, in large part because the market demands issuers of high financial quality. This is especially true in the institutional market. Through the first three quarters of 2004 the top four issuers of GICs issued approximately 65% of total GICs and the top five issuers of annuities issued almost 70% of the total, according to LIMRA. The global funding agreement market is equally concentrated with the top four issuers issuing 76% of the funding agreements, according to Standard & Poors. While in the past G&SFP Division would have been included with these top issuers, in 2004 the division found that historically narrow spreads made it more difficult to compete. The division chose instead to adhere to its very strict pricing discipline, sacrificing market share in order to maintain profitability.

With the introduction of SignatureNotes in 2002, G&SFP Division became the first insurer to enter the retail market to compete with other issuers of direct access notes, including both financial and non-financial firms. The retail note market has continued to grow since then, reaching more than U.S.$31 billion in issuances in 2004. In 2004, four additional insurers entered the market.

The Company believes that it will be able to compete successfully in its chosen markets as a result of strong financial ratings, brand name, investment management expertise, national distribution, flexible product design and competitive pricing. Competition in these markets is restricted almost exclusively to insurance companies with superior or excellent financial ratings. While current spread levels and adherence to pricing disciplines make sales in the institutional markets difficult, the Company will continue to concentrate on the less price-sensitive retail markets.

CANADA

Canadian Division is one of the leading financial services organizations in Canada. Its individual wealth management product offerings include variable and fixed annuities, individual investments, banking products and mutual funds. Individual life insurance products are aimed at middle and upper-income individuals and business owners. Insurance products are also directly marketed to members of associations and to the customers of financial institutions. Group life, health and pension products and services are marketed to Canadian employers.

Canadian Division is comprised of four business units: Individual Wealth Management, Group Benefits, Individual Insurance, and Group Pensions, which in 2004 accounted for 34%, 38%, 17% and 11% respectively, of Canadian Division’s premiums and deposits.

Individual Wealth Management

Individual Wealth Management includes all individual savings and retirement products business, including segregated funds and annuities, Manulife Bank of Canada (“Manulife Bank”) services, Manulife Securities International Ltd. (“MSIL”) and the retail mutual fund business of Elliott & Page Limited (“Elliott & Page”).

Under the Manulife Investment brand, Individual Wealth Management offers fixed and variable annuities and mutual funds. Individual annuities include fixed-rate annuity products, which are supported by the Company’s general fund assets, and variable annuity products, which provide investments in segregated funds. The Company’s Guaranteed Investment Fund (“GIF”) funds allow investors to customize their portfolios to fit their own personal needs and financial goals through a series of flexible options such as maturity and death benefit guarantees, reset and death benefit options, and an investment line-up that includes 72 funds. The acquisition of the Maritime Life business as part of the merger with John Hancock added several products with complementary features to the segregated fund line-up, including a combined fixed and segregated fund product. Individual Wealth Management also offers immediate annuities and RRIFs providing retirement income for individuals, including fixed rate annuities. These products are designed to provide individuals with a regular income stream from the funds that they have deposited or that have been deposited on their behalf.

The target market for Individual Wealth Management products is middle and upper-income individuals. In 2004, the Company was the number one provider of individual annuities in Canada, from a sales survey of major companies and as measured by total premiums, according to information published by LIMRA. Individual annuity products are distributed through independent advisors, advisors in general agencies and licensed representatives in stock brokerage firms. The Company had relationships with 6,500 independent advisors, 17,000 general agency brokers and more than 10,800 stockbrokers with investment dealer firms as at December 31, 2004.

Manulife Bank provides integrated lending and investment products to complement and enhance the products offered by the Company. Manulife Bank’s overall product offerings include bank accounts, GICs, RRSPs, RRSP loans, leverage loans, mortgages and other specialized loan programs. Manulife Bank is the fifteenth largest bank in Canada as at December 31, 2004 based on total assets as published on the OSFI web site. The Manulife One account, the first of its kind in Canada, enables customers to consolidate their personal finances into one home equity line of credit that includes chequing and borrowing accounts, allowing them to pay down their debts sooner. Manulife One is available through a number of channels, but is primarily distributed through independent advisors supported by Manulife Bank’s proprietary sales force of banking consultants.

Manulife Mutual Funds is a family of 54 mutual funds managed by Elliott & Page, with assets under management of $4.8 billion as at December 31, 2004. Elliott & Page is the eighteenth largest mutual fund company in Canada as ranked by the Investment Funds Institute of Canada. In 2004, approximately 5,900 registered financial advisors sold Elliott & Page mutual funds.

Through licensed independent mutual fund representatives, MSIL sells mutual funds for both the Company and third party mutual fund companies. The products sold by MSIL complement the other investment products within the Individual Wealth Management portfolio. The Company and third party mutual funds are distributed by approximately 900 mutual fund representatives licensed through MSIL.

Group Benefits

Group Benefits offers a range of group life and health insurance products and services to more than 16,000 Canadian businesses of all sizes. Group Benefits helps protect the health and well-being of more than 6.8 million Canadians, offering absence management services, short and long-term disability protection, dental coverage, supplementary health and hospital coverage, drug plan coverage and accidental death and dismemberment protection. Group

Benefits is the second largest provider of group benefits in Canada, based on data published in the 2003 Fraser Group Universe Report. In 2004, premiums and deposits generated by Group Benefits exceeded $4.2 billion.

Canadian Division distributes its group benefits products using a number of distribution channels, including a national network of regional offices that serve major centres across Canada and provides local service to clients. Marketing, product and distribution focus on three market segments: large (Corporate), medium-sized (Signature), and small (Alpha) businesses, as determined by the number of employees. In 2004, Group Benefits expanded distribution channels with the addition of Trusteed business, added through the acquisition of the Maritime Life business in the Company’s merger with John Hancock. Groups Benefits will also add a strategy directed at growing small group business through managing general agents.

Effective client relationship management is key to building customer satisfaction and loyalty. The distribution model for Group Benefits is aligned with this objective with roles dedicated to new business and account management. Account executives work with a network of consultants, brokers and advisors contracted by clients to analyze and recommend an appropriate carrier. Client managers, supported by service representatives in each regional office, facilitate the implementation of new business and are responsible for ongoing relationship management.

Group Benefits focuses on delivering health benefit solutions to meet the needs of its customers. This is achieved by providing choice, innovation and superior services that balance the need to manage rising health costs with improving health and productivity of employees and their families. In 2004, a range of health promotion products and services under the banner of Health for Life was launched with a broader range of solutions for disability management.

Individual Insurance

Individual Insurance offers a range of products including universal life insurance, term life insurance, participating whole life insurance and living benefits insurance. It focuses on offering a combination of innovative products, value-added advice and excellent customer service to increase market share in the middle and upper-income individual, family and business-owner markets. Individual Insurance encompasses the Individual Life Centre and Affinity Markets, which market products directly to consumers through associations or affinity sponsorship.

Individual Life Centre

The Company’s strategy to offer a wide range of products tailored to specific markets has helped it consistently rank among the top three insurance companies in Canada in each of the past five years based on new premiums on life insurance policies sold in Canada, according to data published by LIMRA. The primary method of distribution for individual life insurance products is through 6,500 independent advisors, 17,000 general agency brokers and more than 10,800 stockbrokers. The Company’s producers are independent contractors, paid om commission, who sell both the Company’s products and the products of other life insurance companies. A network of regional offices, which provides product, marketing and sales support, tax and estate planning expertise and financial planning tools, supports producers across Canada.

In addition to strong market share positions across all major individual life insurance product lines, the Company has one of the most comprehensive living benefit product portfolios in the market. The Company’s living benefit products include Critical Illness, Long-Term Care and Disability products providing a complete suite of industry leading products for a growing market. The acquisition of the Maritime Life business through the merger with John Hancock has significantly improved operating efficiencies, expanded distribution and enabled the Company to begin marketing a disability product portfolio. Management’s strategy for Individual Insurance is to continue to differentiate itself from its competition by focusing on superior products, after-sales service tools and programs and the best value-added advice to distributors.

Affinity Markets

The Company is the leading provider of life, living benefits and health insurance to affinity organizations in Canada. A range of products, including life, health, travel and disability insurance are directly marketed to members of professional, alumni and retiree associations, financial and retail institutions and direct to consumers. Following the acquisition of the Maritime Life business as part of the Company’s merger with John Hancock, Affinity Markets now markets health and dental insurance directly to the consumer. For Affinity Groups, customers are accessed through the endorsement of the sponsoring organization and are marketed through direct mail, response advertising and the Internet. For the direct to consumer business, customers are accessed through direct mail, television advertising, Internet and through brokers.

The Company currently insures more than 500,000 members of more than 100 sponsors and more than 85,000 members through the direct to consumer channel. Management’s strategy for Affinity Markets is to protect its dominant market position and provide growth and profitability by expertly servicing its block of long standing in force clients, expanding its growing specialized products and distribution channels, leveraging market synergies within its newly integrated organization, testing new ideas, building on winning results and being opportunistic.

Group Pensions

Products provided by Group Pensions include defined contribution pension plans, group RRSPs, deferred profit-sharing plans, employee share ownership plans and group non-RRSPs. Group Pensions offers two types of products in the defined contribution and investment only markets, Group Retirement Options (“GRO”) and Corporate Investment Options (“CIO”). GRO is a group pension service that provides customers with a series of product options, a range of investment choices and plan member administration services. CIO is an investment management only service for group clients that offers a multi-manager approach to meeting the clients’ investment objectives.

Group Pensions provides group retirement plans to more than 3,500 GRO employers and about 400 CIO employers in Canada. The primary target market for defined contribution group products is large and medium-sized employers. The business unit’s products are distributed across Canada by a team of salaried pension account executives using external employee benefit consulting firms, brokers, independent producers and certain strategic alliance partners.

Group Pensions’ strategy is to build profitable relationships with producers, employers and plan members via innovative products and exceptional service. In particular, Group Pensions is positioning itself as a business partner to producers, as a fiduciary steward to employers and as an educator to plan members. This strategy is being delivered through Internet capability, a managed investment platform, a national education team and flexibility in delivering large case customer solutions. Together with streamlined processing, management believes this strategy will both increase value to clients and lower unit costs.

Competition

The Company’s Canadian markets are mature and extremely competitive with a large number of providers. Some of the products offered by Canadian Division, such as variable annuities, contain an investment component that places them in competition with the products offered not only by other life insurance companies but also by banks, mutual fund companies and investment dealers.

Key competitors for wealth management products and services include other Canadian insurance companies, as well as mutual fund companies and banks. In the group benefits market, Group Benefits major competitors are large insurance companies. Individual Insurance’s primary competitors include Canadian insurance companies and branches of non-Canadian insurance companies, with growing competition from banks.

In this environment of ongoing competition, management believes Canadian Division will sustain its competitive position and leadership in the marketplace over the long term through the Company’s recognized financial strength, strong brand, its multi-channel distribution strategy, its advances and investments in technology, as well as its commitment to value, service excellence and product innovation for customers and business partners.

ASIA

The Company has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, China and Vietnam and in 2004 expanding into Malaysia and Thailand through the John Hancock merger. Asian Division provides a wide range of insurance and wealth management products including individual and group life and health insurance and pension and mutual funds.

Each Asian territory is managed as a discrete business operation, with local general managers having accountability for all aspects of operations. The Company operates through wholly owned subsidiaries, majority-owned subsidiaries and branches of subsidiaries in Hong Kong, the Philippines, Singapore, Taiwan, Indonesia, Thailand, Vietnam and Macau. In China, the Company operates through a joint venture. In Malaysia, the Company operates through a publicly traded corporation in which the Company is the largest shareholder.

A regional office in Hong Kong provides specialist functional support to each territory in the areas of financial management, human resources, information technology, regional business development and agency development. An exclusive agency force, consisting of approximately 22,000 agents, is a key part of the region’s strategy and a regional leadership structure is used to develop a consistent approach to expand the distribution force. Hong Kong is the Asian Division’s largest operation, accounting for almost 60% of the division’s premiums and deposits.

Hong Kong

In Hong Kong, Asian Division markets individual life and health insurance, group life and health insurance, and group pension products, as well as Company-sponsored mutual funds. The sale of individual life insurance products is the primary contributor to net income.

Individual Operations

Hong Kong’s Individual Insurance line provides a full range of life insurance products denominated in both Hong Kong and U.S. dollars, including whole life insurance, universal variable life insurance, term life insurance and endowment insurance. In addition, the Individual Insurance business sells individual health insurance. Products have been sold primarily in the middle and upper-income markets with the goal of broadening this target segment. Based on new annualized premiums during 2004, the Company was the fifth largest provider of individual life and health insurance products in Hong Kong as at December 31, 2004, according to the Hong Kong Insurance Authority.

Insurance products are primarily marketed through agents who sell the Company’s products exclusively. These agents develop and manage a client base with the objective of creating long-term relationships with customers. As at December 31, 2004, the Company had almost 3,100 agents in Hong Kong. In this market, management believes that an exclusive agency force best allows the Company to serve its target markets because customers wanting individual life insurance prefer to purchase from agents who are known to and trusted by them. Other distribution channels, such as brokers, direct marketing and bank retail outlets, currently account for a very small share of Asian Division new product sales in Hong Kong, although one of the division’s objectives is to develop relationships with banks to supplement the agency channel.

Management’s strategy for Individual Operations focuses on growth of the exclusive agency force and its productivity, enhanced product offerings and enhanced customer service. Management believes that this strategy will allow the Company to increase its share of the individual life insurance market in Hong Kong. During 2004, the Company continued development of a customer service management system that supports centralized services to customers, enhanced call centre capabilities as well as replaced the existing administrative system to enhance the delivery of products and services to clients. Conversion of the unit-linked business to the new system was completed in 2004 and conversion of the traditional insurance business is in progress.

Group Operations

Hong Kong’s Group Operation provides life and health insurance and pension products to small and medium-sized businesses. Group insurance products include group term life insurance, major medical and outpatient plans, disability income plans and defined contribution pension plans. Group products are distributed through the Company’s exclusive agents as well as through brokers.

Hong Kong’s Group Pension business launched the Mandatory Provident Fund (“MPF”) business line in 2001 and the Company continued to expand its MPF customer base during 2004 by leveraging its large exclusive agency force and reputable service standards. Enhancements to systems and procedures continued in 2004 to provide better services to customers, including new capabilities on web sites to enable customers to effectively manage their MPF activities through the Internet.

Mutual Funds

The Company, operating through Manulife Asset Management (Hong Kong) Limited (“MAM”), markets a range of Company-sponsored mutual funds to individuals through direct solicitation and the exclusive agency force, and to institutional clients through direct solicitation. As at December 31, 2004, MAM had $847 million of mutual funds under management. Management believes the Company is well positioned to capitalize on the anticipated growth in the developing retail mutual fund market in Hong Kong, as the market becomes more sophisticated in its need for wealth management products.

Other Markets

In Indonesia, the Philippines, Singapore, Taiwan, Macau, China, Vietnam, Malaysia and Thailand, the Company distributes a range of individual life and health insurance products to the middle and upper-income markets. Group life and health insurance and pension products are also sold in some territories. Variable insurance is sold in most markets while mutual funds are sold in Indonesia. Products are primarily marketed through exclusive agents, based on the same strategy employed in Hong Kong. Other distribution channels, such as brokers, direct marketing and sales through bank retail outlets, currently account for a small share of new product sales, except in Indonesia, where bank distribution is employed for a significant part of the mutual fund business.

Indonesia, Singapore and Taiwan currently represent the Company’s largest Asian Division businesses outside of Hong Kong, in terms of funds under management, and together contributed one-third of Asian Division’s premiums and deposits in 2004. In Indonesia, the Company had an individual life insurance market share, based on total premium income, of 7.9% in 2004, ranking the Company fourth based on data published by Dewan Asuransi Indonesia, the insurance council of Indonesia. During 2004, the Company integrated the Indonesian life insurance businesses of Zurich and ING, subsequent to acquisitions made in 2003, adding significant scale to the operation. The earthquake and tsunami that hit South Asia towards the end of 2004 impacted the Company in Asia, especially in Indonesia. An appropriate provision was established for claims related to this event. The Company integrated the business of John Hancock in Singapore during 2004, tripling the size of the operation in terms of funds under management. The Company recorded substantial new business growth by focusing on expansion of the exclusive agency force and the brokerage channel. In Taiwan, business growth was strong in 2004, driven by expansion of the exclusive agency force and the strength of the universal variable product.

Manulife-Sinochem Life Insurance Co. Ltd. markets personal accident insurance, whole life insurance, term and endowment insurance, annuities and unit-linked riders in Shanghai, Guangzhou and Beijing, the latter through a new branch opened in May 2004. With a growing economy and a low penetration rate for insurance products, management believes that Shanghai, Guangzhou and Beijing offer significant long-term potential. In addition, the Company received approval to open a fourth branch in Ningbo, with business operations expected to commence in 2005. In the Philippines, the Company integrated the operations of John Hancock during 2004 and has focused on enhancing the quality of its exclusive agency force. The Vietnam operation has grown rapidly, doubling in size in terms of funds under management driven by product initiatives, a commitment to service and a focus on continuous improvement of the agency force. In Malaysia and Thailand, the Company operates through publicly listed companies as a result of the integration with John Hancock during 2004.

Management believes that its businesses in these Asian markets will contribute to the Company through future growth prospects, given the growing middle class, rapid economic growth over recent years and the relatively under-penetrated state of the insurance markets. Management believes that its strategy of being an early entrant in Asian markets, together with distribution through an exclusive agency force, will support the Company’s anticipated growth in each territory.

Competition

The life insurance market in Hong Kong is highly competitive. In 2004, five companies, including Manulife Financial, together accounted for 60% of new business as measured by first year premiums, according to the Hong Kong Insurance Authority. Major competitors include both insurance companies and large banks. This is also the case in the Hong Kong group pension market. In China and Taiwan, competition is mainly from large domestic insurers. In other Asian markets, Manulife Financial primarily competes with other foreign insurance companies. In recent years, some small foreign operations in Asia exited the market, resulting in opportunities for the Company to expand its business in various territories through acquisitions. This trend may continue and the Company will continue to look for these opportunities. In Asia, competition is based on distribution capacity and customer service. Management believes that its large exclusive agency force, its customer focus and its long-term presence in Asia are competitive advantages.

JAPAN

Effective January 1, 2002, the Japan Operations of Manulife Financial were established as a separate division and no longer included in the results of Asian Division. The Company started operations in Japan in 1999 by establishing a new life insurance company, Manulife Japan, with a local company, Daihyaku. In 2001, Manulife Financial acquired Daihyaku’s minority interest in Manulife Japan, making Manulife Japan a wholly owned subsidiary of the Company. Manulife Japan also assumed Daihyaku’s existing insurance policies at that time. Manulife Japan provides Manulife Financial with a significant presence in the largest insurance market in Asia.

Operations

The market for traditional death protection products is expected to continue to shrink in Japan due to the aging of the Japanese population. However, strong growth is expected in variable annuities and third-sector products such as medical insurance. In 2003, Manulife Japan closed its traditional product line to new business in keeping with its strategic focus on universal life insurance and variable annuity products.

Surrender of former Daihyaku policies stabilized in 2004. The rate of decline of in force policies improved, with in force policies declining 4.7% in 2004 compared to 10.7% in 2003. Funds under management increased by $907 million to $11.6 billion as at December 31, 2004, from $10.7 billion as at December 31, 2003. Positive net policyholder cash flows from sales of variable annuity and universal insurance products were somewhat offset by maturities and lapses on the block of policies acquired from Daihyaku and the depreciation of the Japanese yen.

Manulife Japan is one of a few companies to introduce universal life insurance products in Japan. Over the last 25 years, these products have become an important feature of all other advanced life insurance markets around the world. ManuMed, a medical product offered on the Universal Life product platform launched in 2003, contributed one-third of Manulife Japan’s regular insurance sales in 2004. ManuFlex, another universal insurance product launched in 2001, achieved modest growth during 2004. Manulife Japan’s universal insurance product will be enhanced later in 2005 to better address the retirement savings needs of Japanese consumers with the launch of variable funds to augment the savings options available under the product.

Effective April 1, 2004, Manulife Japan significantly enhanced its position in the variable annuity market with the establishment of a strategic alliance with Mitsubishi Tokyo Financial Group (“MTFG”), one of Japan’s top four banks. The Premiere product, which is distributed by MTFG’s affiliates under the terms of the alliance, offers an innovative 110% guaranteed annuitization benefit that is unique in the Japanese market. In July 2004, MTFG announced its intention to merge with United Financial of Japan Bank (“UFJ”) in October 2005 and at the end of December 2004 UFJ began distributing the Premiere product. Manulife Japan also plans to launch two new variable annuity products that will be distributed by MTFG affiliates.

In 2003, a major reorganization and streamlining of the regional, branch and sales office structure and rationalization of the agency distribution channel were implemented resulting in the centralization of administrative tasks, termination of distribution arrangements with non-active agencies, improvements in efficiency and cost reduction in field operation. The restructuring of field operations and rationalization of the agency channel also involved the introduction of voluntary retirement programs for field staff and combined with voluntary retirements in the head office and the transfer of some staff to a third party service provider, resulted in a total staff reduction of 27% in 2003. The savings from these programs reduced the expense base in 2004 relative to 2003 as the one time cost of the programs largely offset savings in 2003.

At the same time, a focus on training and recruitment resulted in a 13% increase in the number of sales representatives in the year. The growth in the number of sales representatives during 2004, coupled with a reduced expense base due to streamlining of the regional, branch and sales office structure and staff reductions has created a strong foundation for future sales growth and ongoing efficiency gains in this channel.

Growing and enhancing the professionalism and efficiency of Manulife Japan’s distribution channels will continue to be a priority. Building on recruiting success in 2004, Manulife Japan will expand its sales distribution force through ongoing recruitment and training. Manulife Japan will also continue to explore opportunities to expand its reach in the bank and broker-dealer channels, capitalizing on its success to date with MTFG.

Competition

The Japanese life insurance market is extremely competitive. The household penetration rate of life insurance is approximately 90% and, as a result, a large percentage of new life insurance sales are replacements of existing policies. The market for traditional insurance products is shrinking and is dominated by four large, domestic companies. These companies captured approximately 50% of the total market as measured by premium revenue in the first half of Manulife Japan’s local fiscal year.

Some foreign insurers are capturing market share by focusing on market segments exhibiting good growth while smaller domestic companies continue to suffer from negative interest rate spreads and decline of in force policies. The Japanese market for sickness and medical insurance and variable annuity products continues to grow and competition among foreign and domestic insurers in these product segments is intensifying, pointing to the importance of offering these products in capturing market share.

Manulife Japan’s universal life insurance product line, its strong variable annuity products and its bank and broker-dealers distribution arrangements provide a strong platform from which to grow market share. Fixed annuity products in foreign denominated currencies are becoming increasingly popular in Japan for savings purposes. Between December 2004 and January 2005, AXA Life Insurance Company and AIG Star Life Insurance, a subsidiary of American International Group, Inc., entered this market through Bank of Tokyo Mitsubishi.

Another competitor that continues to operate with important advantages is the Post Office Savings and Life Insurance organization. This organization does not pay income tax, offers an implicit government guarantee, has an extensive distribution network throughout Japan and does not have to satisfy Financial Services Agency requirements. The government has been planning to transform this operation from a wholly owned government entity to a privatized public company, which would require it to operate on a more commercially realistic basis. However, the privatization process has been slow and the timetable for implementation is uncertain.

REINSURANCE

Reinsurance Division is one of North America’s leading providers of risk management solutions, specializing in retrocession. Reinsurance Division’s innovative products generate customer interest worldwide, with business written in North America, Europe and Asia. Through offices in Canada, the United States, Germany, Belgium, Singapore and Barbados, Reinsurance Division provides customer-focused solutions through the following lines of business: Life (offering retrocession of traditional life mortality risk as well as non-traditional solutions); Property and Casualty (offering retrocession of traditional property and aviation catastrophe as well as specialized non-traditional property and casualty business solutions); and the International Group Program (“IGP”) (offering reinsured group life, health and pension products and services through direct insurers to multinational clients for their local, national and globally mobile employees).

Reinsurance Division will continue to pursue opportunities to expand existing relationships with key business partners as well as develop new associations. Risk management remains a key priority for Reinsurance Division, focusing both on the appropriate pricing of new business and monitoring and managing the performance of in force business. Reinsurance Division will continue to leverage its technical expertise and provide innovative solutions to meet customer needs.

Life

The majority of Reinsurance Division’s Life reinsurance business is the retrocession of traditional life insurance mortality risk. This line of business markets directly to leading reinsurance companies, particularly in North America and Europe, leveraging Reinsurance Division’s long standing relationship with many of these companies. This line of business also provides specialized structured reinsurance solutions to assist client life insurance and reinsurance companies with statutory capital and surplus management.

In Life Reinsurance’s traditional mortality risk market, Reinsurance Division’s competitive advantages in size and retention, together with potential opportunities from new players, offset the effects of market consolidation and increased client capacity. Management’s strategy remains focused on profitability and maintaining Reinsurance Division’s leadership position in the life retrocession market by strengthening partnerships with select clients and selectively pursuing opportunities possessing appropriate return and risk profiles.

Property and Casualty

The Property and Casualty reinsurance business line provides customized non-traditional retrocession solutions to customers wanting to reduce the impact of a financial loss, to improve regulatory capital ratios, increase return on capital or improve price competitiveness. Reinsurance Division also underwrites increasing amounts of traditional property and casualty retrocession business, focusing on property and aviation catastrophe coverage. This allows Reinsurance Division to accommodate a wider range of existing customer needs and selectively participate in profitable traditional reinsurance opportunities. The Property and Casualty line of business sells directly to reinsurance companies and through selected reinsurance brokers.

Reinsurance Division is a niche competitor in the property and casualty reinsurance market, which is dominated by a small number of large reinsurers. The Property and Casualty reinsurance business is expected to have modest growth as Management anticipates that market terms and rates will continue to soften through the foreseeable future. Management’s strategy is to maintain and enhance Reinsurance Division’s niche position and hold its market share. This includes expanding new and existing relationships as well as selectively pursuing profitable opportunities.

International Group Program

IGP became part of Reinsurance Division through the merger with John Hancock. IGP is a global network of life insurance companies providing employee group insurance and pension coverage to multinational corporations. The program was developed by, and the related insurance and pension coverage is reinsured with, John Hancock Life. IGP assists multinational employers in managing employee coverage by spreading risks over a corporation’s worldwide employee group and reducing benefit costs through economies of scale.

Since 1967 IGP has been the leader in this market and is the world’s largest multinational pooling organization. Management’s strategy is to maintain IGP’s dominant position in the North American market and continue to grow market share in Europe and Asia while maintaining the profitability of the business. IGP is marketed to multinational companies and their affiliates through representatives from the participating direct insurers, with support from IGP staff.

Accident

In the first and second quarter of 2004 respectively, Reinsurance Division exited its Accident reinsurance business and assumed run-off management of the Accident reinsurance business of John Hancock. Reinsurance Division actively manages these run-offs, focusing on accurate monitoring and quantification of exposures and management of liabilities.

Competition

Only a few well-capitalized insurance companies specialize in life retrocession or the non-traditional life, property and casualty retrocession solutions written by Reinsurance Division. Reinsurance Division is a niche competitor in these markets. IGP’s main competitors are two other large multinational benefit networks, though there are approximately six other smaller networks operating on an international or regional basis.

INVESTMENT DIVISION

The Company’s Investment Division, operating as MFC Global Investment Management (“MFC Global”), manages assets for the Company’s general fund and for external third party retail and institutional clients through a variety of products and distribution channels. MFC Global manages a range of investments including equities, government and corporate bonds, private placements, real estate, mortgages, oil and gas, timber and farmland, and structured products. MFC Global has a physical presence in key financial centres around the world, including the United States, Canada, the United Kingdom, Japan, Australia, Hong Kong, and throughout Southeast Asia.

GENERAL FUND ASSETS

MFC Global manages the Company’s general fund assets with an emphasis on high credit quality and diversification across asset classes and individual investment risks. The general fund assets of the Company are invested primarily in investment grade bonds and commercial mortgages. The following table summarizes the Company’s consolidated general fund invested assets by asset category.

Consolidated General Fund Invested Assets

	December 31, 2004		December 31, 2003
	Carrying	% of	Carrying	% of
($ millions)	Value	Total	Value	Total

Bonds	106,612	63.0	42,216	56.7
Mortgages
Commercial	23,378	13.8	9,251	12.4
Residential	1,795	1.1	1,150	1.5
Agricultural	3,511	2.1	0	0.0
Stocks	7,805	4.6	5,866	7.9
Real estate	4,669	2.8	3,962	5.3
Policy loans	6,743	4.0	4,348	5.8
Cash and short-term investments	8,517	5.0	5,877	7.9
Manulife Bank loans	1,391	0.8	934	1.3
Other investments	4,721	2.8	861	1.2

Total invested assets (1)	169,142	100.0	74,465	100.0

(1)	For additional information on invested assets, see note 6(a) to the Consolidated Financial Statements in the 2004 Annual Report.

The consolidated general fund invested assets were denominated 67% in U.S. dollars, 26% in Canadian dollars, 5% in Japanese yen and 2% in other currencies as at December 31, 2004. The Company has various policies and procedures, each subject to periodic review and approval by the Board of Directors, designed to measure and control risk in the management of the Company’s general fund assets. These include policies and procedures relating to asset liability mismatch, liquidity, currency, credit and derivatives. These policies and procedures are also designed to ensure compliance with the various Canadian and U.S. regulatory requirements to which the Company is subject.

Bonds

As at December 31, 2004, the bond portfolio was $106.6 billion, representing 63% of the carrying value of consolidated general fund invested assets, with 63% of the bond portfolio rated “A” or higher and 94% rated “BBB” (investment grade) or higher. Investment grade bonds include the securities of more than 2,857 different issuers, with no corporate issuer representing more than 0.4% of such bonds. Below investment grade bonds include the securities of more than 432 different issuers, with no issuer representing more than 2.2% of such bonds. Net impaired bonds had a carrying value of $209 million. The following table summarizes the Company’s bond portfolio credit quality.

Bond Portfolio Credit Quality
($ millions)
NAIC	Rating Agency	December 31, 2004		December 31, 2003
Designation (1)	Designation (2)	Carrying Value	% of Total	Carrying Value	% of Total

1	AAA	23,632	22.2	11,055	26.2
1	AA	16,867	15.8	7,741	18.3
1	A	26,436	24.8	14,697	34.8
2	BBB	33,063	31.0	7,033	16.7
3 & below	BB & lower
	and unrated	6,614	6.2	1,690	4.0

Total		106,612	100.0	42,216	100.0

(1)	NAIC designations are assigned no less frequently than annually.

(2)	Sources: Dominion Bond Rating Service Ltd.; Standard & Poor’s Ratings Services; Moody’s Investors Service, Inc.; Fitch IBCA; Thomson Financial Bankwatch, Inc.; Rating & Investment Information, Inc.; Japan Credit Rating Agency, Ltd. and internal ratings. Rating designation includes all gradations within the relevant category.

Of the bond portfolio, 24% was invested in government-related securities as at December 31, 2004. The remainder was primarily composed of corporate bonds. As at December 31, 2004, the bond portfolio was 73% denominated in U.S. dollars, 20% in Canadian dollars, 4% in Japanese yen and 3% in other currencies.

Based on a conventional definition of private placements, consisting of issues that are illiquid and for which a market price is not readily available, the Company held $34.8 billion of bonds acquired through private placements and commercial loans as at December 31, 2004, constituting 32.6% of the Company’s total bond portfolio. Of these, 41% were rated “A” or higher and 90% were rated “BBB” or higher. Applying a broader definition used by Canadian regulators, which includes U.S. 144A securities with registration rights, private placements and commercial loan bonds would be $39.4 billion, or 37.0% of the Company’s total bond portfolio. The Company invests in private placement bonds because of the generally higher yield, more restrictive financial and business covenants and stronger prepayment protection available on such investments compared to similarly rated public bonds. To the extent that its private placement bonds are not rated by nationally-recognized rating agencies, the Company assigns a rating for internal monitoring purposes using methodologies that management believes generally track methodologies employed by these rating agencies. The following table summarizes the scheduled maturities of the bond portfolio.

Bond Portfolio Scheduled Maturities

	December 31, 2004		December 31, 2003
	Carrying		Carrying
($ millions)	Value	Fair Value	Value	Fair Value

Due in one year or less	5,776	5,810	4,123	4,192
Due after one year through five years	25,081	25,516	11,433	11,893
Due after five years through ten years	28,179	29,066	9,782	10,367
Due after ten years	35,631	38,435	16,390	18,150
Mortgage-backed securities	11,945	12,044	488	517

Total	106,612	110,871	42,216	45,119

Mortgages

As at December 31, 2004, mortgage investments represented 17% of general fund invested assets. The mortgage portfolio is diversified by location, property type and mortgagor. First mortgages represented 98% of total mortgages. All mortgages are secured by real properties with 39% located in Canada and 61% located in the United States. Commercial mortgages constituted 82% of total mortgages. The Company has an insignificant amount of development lending within the commercial mortgage portfolio. The following table summarizes the Company’s mortgage portfolio by property type.

Mortgage Portfolio — Property Type

	December 31, 2004		December 31, 2003
	Carrying	% of	Carrying	% of
($ millions)	Value	Total	Value	Total

Consolidated Company
Multi-unit residential (1)	4,580	16	1,233	12
Retail	6,611	23	2,735	26
Office	5,963	21	2,708	26
Industrial	3,887	14	2,308	22
Other Commercial	2,337	8	267	3
Other Residential	1,795	6	1,150	11
Agricultural	3,511	12	0	0

Total	28,684	100	10,401	100

Canada
Multi-unit residential (1)	2,246	8	846	8
Retail	2,637	9	2,128	20
Office	1,748	6	1,301	12
Industrial	1,863	7	1,443	14
Other Commercial	826	3	161	2
Other Residential	1,775	6	1,128	11
Agricultural	0	0	0	0

Total	11,095	39	7,007	67

United States
Multi-unit residential (1)	2,334	8	387	4
Retail	3,974	14	607	6
Office	4,215	15	1,407	14
Industrial	2,024	7	865	8
Other Commercial	1,510	5	106	1
Other Residential	0	0	0	0
Agricultural	3,511	12	0	0

Total	17,568	61	3,372	33

Other Countries
Other Commercial	1	0	0	0
Other Residential	20	0	22	0

Total	21	0	22	0

(1)	Includes multi-unit residential properties, such as condominiums.

The following table summarizes the Company’s mortgage portfolio by regional distribution.

Mortgage Portfolio — Regional Distribution

	December 31, 2004		December 31, 2003
	Carrying	% of	Carrying	% of
($ millions)	Value	Total	Value	Total

Canada
Ontario	5,876	20	3,749	36
Western Canada	3,875	14	2,674	26
Quebec	723	3	357	3
Other Canada	621	2	227	2

	11,095	39	7,007	67

United States
Pacific	4,029	14	1,012	10
Mid-Atlantic	2,378	8	283	3
New England	1,245	4	90	1
Central Northeast	1,925	7	459	4
South Atlantic	3,817	13	854	8
Other	4,174	15	674	7

	17,568	61	3,372	33

Other Countries	21	0	22	0

Total	28,684	100	10,401	100

Mortgages are originated through a network of 15 branches across Canada and the United States. In 2004, the Company originated more than one-half of its business directly, with mortgage broker referrals representing the balance. The Company does not have any exclusive arrangements with brokers and does not experience any material difference in mortgage performance between direct and referred borrowers. The Company requires external appraisals on all new and renewal mortgages over $5 million. Approval of new mortgages and renewals or any amendments to mortgages must be made in accordance with the Company’s mortgage lending policy guidelines, which are reviewed by the Board of Directors at least annually.

The value of government-insured loans was 9% of the total mortgage portfolio as at December 31, 2004. The Company also had privately insured mortgages representing 1.1% of the total mortgage portfolio as at December 31, 2004. For conventional loans in both Canada and the United States, the Company’s maximum loan-to-value ratio is 75% at the time the mortgage is underwritten or purchased. As at December 31, 2004, 0.18% of the Company’s Canadian mortgage portfolio and 0.09% of the U.S. mortgage portfolio were considered delinquent.

Stocks

As at December 31, 2004, stocks represented almost 5% of the consolidated general fund invested assets. The Company’s stock portfolio is diversified by industry sector and issuer, and is 96% comprised of publicly listed common shares. The stock portfolio was invested 37% in Canadian issuers, 34% in U.S. issuers, 22% in Asian issuers and 7% in other issuers. The largest single issuer in the stock portfolio represented 2% of the portfolio.

Real Estate

Real estate represented 3% of the consolidated general fund invested assets as at December 31, 2004. As at December 31, 2004, the real estate carrying value was $4.7 billion, with 55% located in the United States, 36% in Canada and 9% in Japan and other Asian countries.

The Company’s real estate investment activities focus on major urban centres. Commercial office properties are the largest component, representing 73% of the portfolio as at December 31, 2004, with the remainder split among residential, retail, industrial and other property types. The overall occupancy rate for all real estate investments as at December 31, 2004 was 93%.

The real estate portfolio, as at December 31, 2004, had a market value surplus of $506 million over carrying value including deferred realized net gains. Real estate market values are determined by a combination of independent appraisals and values established by professional accredited appraisers who are employees of the Company. All of the Company’s real estate properties with a carrying value of $30 million or greater are appraised annually with the remainder appraised at least once every three years. In 2004, approximately 60% of the real estate portfolio was appraised, almost completely by independent appraisers. An environmental site assessment, prepared by an independent third party, must be conducted for all new real estate properties. If any environmental concerns are identified, a more detailed environmental assessment must be obtained. Additionally, the Company’s environmental compliance officer must approve the purchase.

Policy Loans

Policy loans represented 4% of invested assets as at December 31, 2004. Most individual life insurance policies, excluding term insurance, provide the policyholder with the right to obtain a policy loan from the Company. Such loans are made in accordance with the terms of the respective policies and are carried at the outstanding balance.

Policy loans are fully secured by the cash value of the policies on which the respective loans are made. If a policyholder surrenders the policy, the cash value paid by the Company will be the cash value less the amount of the outstanding policy loan. Similarly, upon the death of the policyholder, the death benefit paid by the Company will be the death benefit less the amount of the outstanding policy loan. Consequently, the Company has no exposure to default risk on policy loans.

Other Investments

Other investments consist of $3.9 billion of unconsolidated joint ventures, partnerships, funds, limited liability corporations, leases, subordinated debt of life insurance companies and $379 million of oil and gas producing properties. Also included are various types of derivative instruments. Oil and gas assets are located in Alberta, Saskatchewan and Ontario, Canada.

Impaired Assets

As at December 31, 2004, impaired assets net of allowances were $476 million, representing 0.28% of consolidated general fund invested assets. Allowances for losses on bonds and mortgages are established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the asset and related investment income. Stocks are written down to market value if an impairment in the value of the entire stock portfolio, determined net of deferred realized gains and losses, is considered to be other than temporary. Real estate properties are written down to market value if an impairment in the value of the entire real estate portfolio, determined net of deferred realized gains and losses, is considered to be other than temporary. Assets are reviewed quarterly to identify whether any provisions should be taken. The carrying value of an impaired asset is reduced to the net realizable value of the asset in the period of impairment and a corresponding provision is charged to income. Once established, an allowance is only reversed if the conditions that caused the impairment no longer exist. The Company had established allowances for impairment of $214 million as at December 31, 2004.

SEGREGATED FUNDS

As at December 31, 2004, the Company’s segregated funds had net assets of $117.9 billion. Assets in segregated funds are primarily generated from the Company’s variable annuity, pension and insurance businesses. Policyholder benefits on these variable products are based on the performance of the relevant segregated funds, subject to certain minimum guarantees provided by the Company for which reserves are held in the general fund. Of the segregated funds, approximately 21% were managed internally by MFC Global as at December 31, 2004.

MUTUAL FUNDS

As at December 31, 2004, the Company’s mutual funds had net assets of $34.5 billion. Over 85% of these funds were managed either by U.S. Wealth Management or MFC Global. The Company does not provide any guarantees on the Company’s mutual funds.

THIRD PARTY INVESTMENT MANAGEMENT SERVICES

Through its subsidiaries, the Company offers a full range of investment management services to pension funds, pooled funds, mutual funds, endowment funds and other institutions. As at December 31, 2004, $24.0 billion of third party assets were managed by MFC Global. Although these services currently represent a small portion of the Company’s operations, the Company intends to expand the investment management businesses of MFC Global in the United States, Canada and the United Kingdom, as well as those of its investment offices in Asia and Australia.

RISK FACTORS

Manulife Financial is in the business of managing risks to generate profitable growth. How efficiently these risks are managed is critically important to meeting expectations of shareholders, customers and regulators, and to safeguarding its reputation and capital. The fundamental objective of Manulife Financial’s risk management program, therefore, is to support shareholder value growth while ensuring commitments to customers are met and reputation and capital are protected. This is achieved by employing an enterprise level framework that guides all risk-taking activities globally, ensuring they are aligned with corporate philosophy and taking risks that are prudent in relation to capital strength, that meet corporate ethical standards, that are diversified across risk types, businesses and geographies, and for which appropriate compensation is earned.

Further explanation of Manulife Financial’s risk management approach and the risks relating to Manulife Financial and its business can be found at pages 66 to 74 of the 2004 Annual Report, which pages are incorporated herein by reference.

GOVERNMENT REGULATION

As an insurance company, Manulife Financial is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asian operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.

CANADA

Manulife Financial is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by OSFI. The ICA permits insurance companies to offer, through subsidiaries and networking arrangements, a broad range of financial services, including banking, investment counselling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services. The ICA and the regulations thereunder contain restrictions on the purchase or other acquisition, issue, transfer and voting rights of the shares of an insurance company.

The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife Financial on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife Financial with supervisory power to bring about corrective action. The most recently completed periodic examination of Manulife Financial, conducted in 2004, did not raise any issues which were found to be material.

Investment Powers

Under the ICA, Manulife Financial must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Capital Requirements

The ICA requires Canadian insurance companies to maintain, at all times, minimum levels of capital (which principally includes common shareholders’ equity (including retained earnings), non-cumulative perpetual preferred shares, subordinated debt, other financial instruments that qualify as regulatory capital and the participating account) calculated in accordance with MCCSR and calculated on a consolidated basis including all life insurance subsidiaries. In addition to the requirements under Canadian law, the Company must also maintain minimum levels of capital for its foreign subsidiaries. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The most significant of these are the Risk Based Capital requirements for the Company’s U.S. insurance subsidiaries. The Company maintains capital well in excess of the minimum required in all foreign jurisdictions in which the Company does business. In February 2005, OSFI published a draft framework for assessing the capital adequacy of non-operating life insurance companies such as MFC. The draft Guideline proposes comparing, without minimum targets, capital available against a capital metric in a system that utilizes MCCSR with a limited carve-out for significant and well-supervised foreign life subsidiaries.

Restrictions on Shareholder Dividends and Capital Transactions

The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company is, or the payment of the dividend would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. Dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend require approval of the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 10 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company is, or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would also require the prior approval of the Superintendent.

There is currently no direction against MFC or Manufacturers Life paying a dividend or redeeming or purchasing their shares for cancellation.

Appointed Actuary

In accordance with the ICA, the Board of Directors of the Company has appointed a Fellow of the Canadian Institute of Actuaries as the Appointed Actuary. The Appointed Actuary is required to value the policy liabilities of Manulife Financial as at the end of each financial year in accordance with accepted actuarial practices, including selection of appropriate assumptions and methods, and provide an opinion as to whether the amount of policy liabilities makes appropriate provision for all policyholder obligations and whether the valuation of policy liabilities is fairly presented in the consolidated financial statements. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or the Audit and Risk Management Committee, to report, in accordance with accepted actuarial practice, on the current and expected future financial condition of the Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the Appointed Actuary identifies any matters that, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of the Company.

Provincial Insurance Regulation

The Company is also subject to provincial regulation and supervision in each of the provinces of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and are generally incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds.

Provincial Securities Laws

The Company’s Canadian mutual fund and investment management businesses are subject to Canadian provincial securities laws. Elliott & Page is registered as an investment counsel and portfolio manager across Canada and is subject to regulation by the provincial securities regulators. MSIL is registered under provincial securities laws to sell mutual funds across Canada and is subject to regulation by the provincial securities regulators as well as the Mutual Fund Dealers Association of Canada, a self-regulatory organization.

CompCorp

CompCorp was created in 1988 by the life and health insurance industry in Canada to provide Canadian policyholders with protection, within limits, against loss of policy benefits in the event of the insolvency of their insurance company. CompCorp is funded by its member insurance companies, including Manufacturers Life. Member companies of CompCorp are assessed to build and maintain a liquidity fund at a target level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Assessments are calculated based on each member’s MCCSR, subject to adjustments where the member operates in foreign jurisdictions.

UNITED STATES

General Regulation at the State Level

The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. insurers and their affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock Life and John Hancock USA. They are registered in Massachusetts and Michigan, respectively. Under such laws, the insurance subsidiaries are required to furnish annually their financial and other information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.

The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.

Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such agencies at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in cooperation with the departments of two or three other states under guidelines promulgated by the NAIC. Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.

In addition, state regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. More than 35 states have adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all state regulators in conducting market conduct examinations. The ACLI has established the Insurance Marketplace Standards Association (“IMSA”), a self-regulatory organization, to implement its Principles and Code of Ethical Life Insurance Market Conduct, which includes a third party assessment procedure. John Hancock USA was originally admitted to membership in IMSA in April 1998. It was most recently re-certified in 2004. John Hancock Life was last certified by IMSA in 2001. It is currently in the process of re-certification.

Investment Powers

The Company’s U.S. insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investment in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets. As at December 31, 2004, the Company’s U.S. insurance subsidiaries complied in all material respects with all such laws and regulations.

Minimum Statutory Surplus and Capital

U.S. domiciled life insurance subsidiaries of the Company are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

In the 1970s, the NAIC developed a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which were designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 13 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing risk-based capital (“RBC”) requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s U.S. insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2004.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

Manulife Financial’s ability to meet any debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. The payment of dividends by John Hancock USA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state.

Similarly, the payment of dividends by John Hancock Life is regulated by Massachusetts insurance laws. In both Michigan and Massachusetts regulatory approval is required if a shareholder dividend distribution would exceed a specified amount. In Michigan approval is required for a dividend that would exceed John Hancock USA’s earned surplus and in Massachusetts approval is required for a dividend that would exceed John Hancock Life’s statutory unassigned funds. Regulatory approval is also required in Michigan if the distribution (together with other distributions during the previous 12 months) exceeds the greater of John Hancock USA’s statutory net operating income for the previous year or 10% of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. In Massachusetts, approval is required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of John Hancock Life’s statutory net gain from operations for the previous year or 10% of its surplus determined at the end of the previous year. In both states, approval is deemed to have occurred if notice is filed and it has not been disapproved during the 30-day notice period.

Securities Law

Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the Securities Exchange Commission (“SEC”) and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the U.S. Investment Company Act of 1940 (“Investment Company Act”), as are certain other funds managed by subsidiaries of the Company. Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors, Signator Investors, John Hancock Funds and Essex National Securities, Inc. is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the National Association of Securities Dealers, Inc.

Each of John Hancock Life, John Hancock Advisors, Sovereign Asset Management Corporation, Hancock Natural Resource Group, Inc., Hancock Venture Partners, Inc., Signator Investors, Independence Investment LLC, Declaration Management & Research LLC, John Hancock Distributors, John Hancock Investment Management Services, LLC, MFC Global Investment Management (U.S.A.) Limited, and Seamark Asset Management Ltd. is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.

State Guaranty Funds

All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like CompCorp in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, the Company believes, based upon a review of the current significant insolvency proceedings of insurers located in states where the Company conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on the Company’s liquidity and capital resources.

Employee Retirement Income Security Act of 1974, as Amended (“ERISA”) Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets. Severe penalties are imposed by ERISA on fiduciaries that breach their duties to ERISA covered plans. The Company’s subsidiaries issue insurance and annuity contracts for investment of employee benefit plans and provide a variety of other services to such plans. The provision of such services may cause the Company and its subsidiaries to be a “party in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Unless a statutory or administrative exemption is available, certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

ASIA

In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong and Japan are the regulatory jurisdictions governing Manulife Financial’s most significant operations in Asia.

Hong Kong

In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Insurance Authority under the Insurance Companies Ordinance, Cap. 41 (the “Insurance Companies Ordinance”). The Chief Executive of the Government of the Hong Kong Special Administrative Region has appointed the Commissioner of Insurance to be the Insurance Authority for the purposes of the Insurance Companies Ordinance. The Insurance Companies Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the Insurance Authority, Lloyd’s of the United Kingdom or an association of underwriters approved by the Insurance Authority. The Insurance Companies Ordinance stipulates certain requirements for authorized insurers, including with regard to the “fit and proper person” requirement for directors and controllers, minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Companies Ordinance also confers powers of investigation and intervention on the Insurance Authority for the protection of policyholders.

The Insurance Authority has residual power to appoint an advisor or a manager to any authorized insurer if the Insurance Authority considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the Insurance Authority’s opinion, the exercise of other interventionary powers conferred by the Insurance Companies Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the Insurance Authority will have management control of the insurer.

In Hong Kong, the Company’s life insurance business is conducted through a wholly owned subsidiary, Manulife (International) Limited, which is licensed to carry on the business of “long-term” insurance. Long-term insurance companies are required under the Insurance Companies Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components — a percentage of the mathematical reserves and a percentage of the capital at risk as prescribed under the Insurance Companies (Margin of Solvency) Regulation (Cap.41F), enacted pursuant to the Insurance Companies Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the Insurance Authority. Currently, all solvency margin requirements are being met.

The sale of mutual funds and investment-linked assurance products are subject to Hong Kong securities laws administered by the Securities and Futures Commission. The sale of provident (pension) fund products is subject to provident fund laws administered by the Mandatory Provident Fund Schemes Authority.

Japan

Life insurance companies in Japan, including Manulife Japan, are governed by the Insurance Business Law (Japan) and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products, premium levels and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency. The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels.

Restrictions on Shareholder Dividends

In Asia, insurance laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”) and an unlimited number of Class B Shares (“Class B Shares”). As of December 31, 2004, MFC had approximately 807 million Common Shares and 14 million Class A Shares Series 1 issued and outstanding. On February 18, 2005, MFC issued 14 million Class A Shares Series 2 pursuant to a prospectus supplement dated February 10, 2005 (“Prospectus Supplement”).

CERTAIN PROVISIONS OF THE CLASS A SHARES AS A CLASS

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

CERTAIN PROVISIONS OF THE CLASS B SHARES AS A CLASS

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares with respect to priority in payment of dividends and in distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

CERTAIN PROVISIONS COMMON TO BOTH CLASS A SHARES AND CLASS B SHARES

The following is a summary of certain provisions attaching to both the Class A Shares as a class and to the Class B Shares as a class.

Directors’ Right to Issue in One or More Series

Both the Class A Shares and the Class B Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares or the Class B Shares, as the case may be, of such series, the whole subject to the filing with the Superintendent of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC. A summary of the terms of the Class A Shares Series 1 can be found at page 100 of the 2004 Annual Report. The terms of the Class A Shares Series 2 are described in the Prospectus Supplement.

Voting Rights of Class A Shares and Class B Shares

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares or Class B Shares, the holders of such Class A Shares or Class B Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Class A Shares and Class B Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares and the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Class A Shares or Class B Shares given as hereinafter specified.

Approval of Holders of Class A Shares and Class B Shares

The approval of the holders of Class A Shares or Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to such Class A Shares or Class B Shares as a class or in respect of any other matter requiring the consent of the holders of such Class A Shares or Class B Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of Class A Shares or Class B Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of Class A Shares or Class B Shares duly called for that purpose.

Notwithstanding any other condition or provision of either Class A Shares or Class B Shares, the approval of the holders of either class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

I.	increase or decrease the maximum number of authorized Class A Shares or Class B Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such Class A Shares or Class B Shares;

II.	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares or the Class B Shares, as the case may be; or

III.	create a new class of shares equal to or superior to the Class A Shares or the Class B Shares, as the case may be.

On every poll taken at every meeting of the holders of Class A Shares or Class B Shares as a class, or at any joint meeting of the holders of two or more series of Class A Shares or Class B Shares, each holder of such Class A Shares or Class B Shares entitled to vote thereat shall have one vote in respect of each relevant Class A Share or Class B Share held.

CERTAIN PROVISIONS OF THE COMMON SHARES AS A CLASS

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except meetings at which only holders of a specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.

DIVIDENDS

The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board of Directors.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Pursuant to agreements made between MFC, Manufacturers Life, The Canada Trust Company and Manulife Financial Capital Trust (a subsidiary of Manufacturers Life) (the “Trust”), MFC and Manufacturers Life have covenanted with the holders of the outstanding Trust Capital Securities of the Trust (the “MaCS”) that, if the Trust fails to pay in full a required distribution on any series of MaCS, Manufacturers Life will not pay dividends of any kind on its MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not pay dividends on the Class A Shares, Class B Shares and Common Shares, in each case, until the 12th month following the Trust’s failure to pay the required distribution in full, unless the Trust first pays the required distribution (or the unpaid portion thereof) to the respective holders of MaCS. “MLI Public Preferred Shares” means, at any time, preferred shares of Manufacturers Life which at that time: (a) have been issued to the public (excluding any preferred shares of Manufacturers Life held beneficially by affiliates of Manufacturers Life); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

The Company has paid the following cash dividends between January 1, 2002 and December 31, 2004:

I.	On the Common Shares, (i) a dividend of $0.14 per share was paid on March 19, 2002, June 19, 2002 and September 19, 2002, (ii) a dividend of $0.18 per share was paid on December 19, 2002, March 19, 2003 and June 19, 2003, (iii) a dividend of $0.21 per share was paid on September 19, 2003, December 19, 2003, March 19, 2004 and June 21, 2004, and (iv) a dividend of $0.26 per share was paid on September 20, 2004 and December 17, 2004; and

II.	On the Class A Shares, Series 1, a dividend of $0.25625 per share was paid on the 19th day of March, June, September and December in each year, or the first business day thereafter, starting on September 19, 2003.

CONSTRAINTS ON OWNERSHIP OF SHARES

The ICA and the regulations thereunder contain restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions as currently enacted, no person is permitted to acquire any shares of MFC without the approval of the Minister of Finance if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC. The restrictions also prohibit any person from becoming a major shareholder of MFC. In addition, MFC is not permitted to record any transfer or issue of shares of MFC if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeding 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares.

In addition, under applicable insurance laws and regulations in Michigan, New York, Massachusetts, Delaware and Vermont, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts, Delaware, Vermont and New York, or must demonstrate to the relevant insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of Common Shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of Common Shares.

PREFERRED SHARE RATINGS

The following table summarizes the security ratings that MFC has received from approved rating agencies on its outstanding securities as at the date of this Annual Information Form. Approved rating agencies are defined by Canadian securities laws to mean Dominion Bond Rating Service Limited (“DBRS”), Fitch Ratings Ltd. (“Fitch”), Standard & Poor’s (“S&P”) and Moody’s Investors Service.

	DBRS	Fitch	S&P
Class A Series 1	Pfd1(low)n Stable	A+ / Stable	P1(low) / A
Class A Series 2	Pfd1(low)n Stable		P1(low) / A

The security ratings accorded to securities by the rating agencies are not a recommendation to purchase, hold or sell these securities, in as much as such ratings do not comment as to market price or suitability for a particular investor. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process.

DBRS RATINGS

DBRS’s ratings for preferred shares range from Pfd-1 to D. These ratings are meant to give an indication of the risk that an issuer will not fulfill its full obligations in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuing entity. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. These ratings are appended with one of three rating trends – “Positive”, “Stable”, or “Negative”. The ratings trend helps to give investors an understanding of DBRS’s opinion regarding the outlook for the rating in question. The “n” designation is attached to all ratings for securities that are non-cumulative. DBRS believes that risk added under a non-cumulative covenant is a market risk and not a credit risk.

MFC’s Class A Shares, Series 1 and Series 2 have been assigned a Pfd-1(low)n rating, first out of six on the rating scale, as they are considered to be of superior credit quality and are supported by entities with strong earnings and balance sheet characteristics. The Stable outlook assigned by DBRS indicates that the rating is not likely to change.

FITCH RATINGS

Fitch ratings for preferred shares range from “AAA” to “D” and provide an opinion on the ability of a securities issuer to meet financial commitments such as interest, preferred dividends, or repayment of principal, on a timely basis. These ratings are used as indications of the likelihood of repayment in accordance with the terms of the security and imply no specific prediction of default probability. These ratings do not directly address any risk other than credit risk. A “+” or “-” may be appended to a rating to denote its relative status within major rating categories. A rating outlook indicates the direction a rating is likely to move over a one to two-year period. Rating outlooks may be positive, stable, or negative.

MFC’s Class A Shares, Series 1 have been assigned an A+ rating, third out of 12 on the rating scale, denoting a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings. The Stable outlook assigned by Fitch indicates that the rating is not likely to change.

S&P’s RATINGS

S&P’s ratings for Canadian preferred shares range from “P1” to “D” and is a current assessment of the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer.

MFC’s Class A Shares, Series 1 and Series 2 have been assigned a P-1(low) rating on the Canadian scale, which corresponds to A on the global scale. The ratings are fourth out of 20 on the respective ratings scales. The A rating denotes that the specific obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than other obligations in higher rated categories. However, MFC’s capacity to meet its financial commitment on the A rated obligation is still strong.

MARKET FOR SECURITIES

MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong. The Class A Preferred Shares, Series 1 are listed for trading on the TSX under the symbol “MFC.PR.A”. The Class A Preferred Shares, Series 2 were listed for trading on the TSX under the symbol “MFC.PR.B” as of February 18, 2005.

TRADING PRICE AND VOLUME

The following table sets out the closing price range and trading volume of the Common Shares on the TSX and the NYSE for the period indicated.

	TSX			NYSE
			Volume			Volume
2004	High (C$)	Low (C$)	(in 000s)	High (C$)	Low (C$)	(000s)
January	47.22	41.71	32,487	35.76	32.39	14,225
February	48.64	46.73	32,601	37.00	34.34	13,650
March	49.10	45.40	34,797	37.45	34.45	15,420
April	55.00	48.60	76,717	40.41	36.55	49,505
May	53.24	49.35	53,334	39.00	35.43	25,541
June	54.52	52.20	28,238	40.74	38.10	12,428
July	54.45	50.50	24,675	40.90	38.43	8,046
August	54.51	52.21	26,644	41.50	39.56	9,432
September	57.48	53.41	28,855	44.29	41.08	7,360
October	57.30	52.23	30,208	46.93	42.61	8,172
November	59.20	53.25	40,477	48.69	44.83	9,002
December	56.49	53.43	27,249	46.44	44.16	7,484

The following table sets out the closing price range and trading volume of the Class A Shares, Series 1 on the TSX for the period indicated.

	TSX
2004	High (C$)	Low (C$)	Volume (in 000s)
January	25.89	25.15	1,524
February	25.88	25.26	5,255
March	26.45	25.51	480
April	26.25	24.70	828
May	25.05	23.30	340
June	25.14	24.55	2,807
July	25.75	25.01	362
August	25.70	25.10	4,227
September	25.65	25.11	500
October	25.98	25.28	289
November	26.50	25.70	3,917
December	26.80	26.20	504

LEGAL PROCEEDINGS

The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, and as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada and the United States, including provincial and state regulatory bodies, state attorneys general, the SEC, the National Association of Securities Dealers, Inc. and Canadian securities commissions, regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. As with many other companies in the financial services industry, the Company has been requested or required by such government and regulatory authorities to provide information with respect to market timing and late trading of mutual funds, and sales compensation practices and broker-dealer practices, including with respect to mutual funds underlying variable life and annuity products. It is believed that these inquiries are similar to those made to many financial service companies by various agencies regarding practices, policies and procedures relating to trading in mutual fund shares, sales compensation and broker-dealer practices. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries.

Commencing on February 2, 2005, the Ontario Securities Commission (the “OSC”) and other Canadian Securities regulatory authorities issued temporary orders (which were subsequently extended on consent) that prohibit Portus Alternative Asset Management (“Portus”), an investment counsel and portfolio manager, from taking on new client assets and funds, opening new client accounts and (except in limited circumstances) paying out, redeeming or otherwise returning investment funds to clients or trading securities. On March 4, 2005, the OSC obtained a court order appointing KPMG Inc. as the Receiver of all property, undertaking and assets of Portus and certain other companies. In September 2003, MSIL entered into a referral agreement with Portus under which representatives of MSIL have referred prospective customers to Portus. The Company has no other relationship with Portus. On March 3, 2005, MFC released a letter to clients of MSIL who were referred to the financial products of Portus by advisors of MSIL, in which the Company guaranteed 100% of their principal amount invested in Portus. The Company is monitoring developments and is working with regulatory authorities to find a satisfactory resolution to the Portus situation.

The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The by-laws of MFC provide that the Board of Directors shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting. Prior to the annual meeting held on April 24, 2003, Directors were generally elected for a term of three years, with terms staggered so that one-third, as nearly as may be, of the Board of Directors was elected at the annual meeting each year. At the 2003 annual meeting, shareholders of MFC confirmed amendments to MFC’s by-laws, which eliminated the staggered board. Consequently, the entire Board will stand for election at every annual meeting.

The following table sets forth for each of the Directors of MFC, their province or state and country of residence, position with Manulife Financial and their principal occupation as at March 21, 2005. The year each Director was first elected to the Company’s Board of Directors appears on pages 11 to 14 of the Annual Report, which pages are incorporated herein by reference. David F. D’Alessandro, the Chairman and Chief Executive Officer of John Hancock prior to the merger of the Company and John Hancock, became a director of the Company on April 28, 2004 and resigned as a director effective as of March 1, 2005.

Each director is elected for a term of one year, expiring at the next annual meeting of the Company. The next annual meeting of the Company will occur on May 5, 2005.

Name and	Position with
Residence	Manulife Financial	Principal Occupation
Arthur R. Sawchuk Ontario, Canada (1)(2)(3)(4)	Chairman of the Board	Chairman of the Board, Manulife Financial

Dominic D’Alessandro Ontario, Canada	President and Chief Executive Officer, Director	President and Chief Executive Officer, Manulife Financial

Kevin E. Benson Illinois, United States (2)(3)	Director	President and Chief Executive Officer, Laidlaw International, Inc. (transportation service company) (5)

John M. Cassaday Ontario, Canada (1)	Director	President and Chief Executive Officer, Corus Entertainment Inc. (broadcasting company)

Lino J. Celeste New Brunswick, Canada (2)(3)	Director	Corporate Director (6)

Dr. Gail C.A. Cook-Bennett Ontario, Canada (4)	Director	Chairperson, Canada Pension Plan Investment Board (Canada Pension Plan funds management)

Richard B. DeWolfe Massachusetts, United States	Director	Managing Partner, DeWolfe & Company LLC (consulting firm) (7)

Robert E. Dineen, Jr. New York, United States (2)(3)	Director	Partner, Shearman & Sterling (law firm)

Pierre Y. Ducros Quebec, Canada (1)	Director	President, P. Ducros & Associates, Inc. (investment firm)

Allister P. Graham Ontario, Canada (2)(3)	Director	Chairman, Nash Finch Company(food retail and distribution company) (8)

Thomas E. Kierans Ontario, Canada (1)(2)(3)	Director	Chairman, CSI Global Education Inc. (financial education company) (9)

Dr. Lorna R. Marsden Ontario, Canada (4)	Director	President and Vice Chancellor, York University

Hugh W. Sloan, Jr. Michigan, United States (1)(4)	Director	Deputy Chairman, Woodbridge Foam Corporation (manufacturer of foam products)

Gordon G. Thiessen Ontario, Canada (4)	Director	Chair, Canadian Public Accountability Board (10)

Michael H. Wilson Ontario, Canada (4)	Director	Chairman, UBS Canada (previously UBS Global Asset Management (Canada) Co.)(investment management) (11)

(1)	Member of the Corporate Governance and Nominating Committee.

(2)	Member of the Conduct Review and Ethics Committee.

(3)	Member of the Audit and Risk Management Committee.

(4)	Member of the Management Resources and Compensation Committee.

(5)	Prior to September 16, 2002, Kevin Benson was President and Chief Executive Officer of The Insurance Corporation of British Columbia, prior to January 2002, Mr. Benson was a Corporate Director, prior to February 28, 2001 Mr. Benson was President of the Jim Pattison Group and prior to March 2000, Mr. Benson was President and Chief Executive Officer of Canadian Airlines International (“CAI”). CAI initiated proceedings under the Companies Creditors Arrangement Act (Canada) (“CCAA”) and applicable bankruptcy protection statutes in the United States on March 24, 2000.

(6)	Prior to April 2001, Lino Celeste was Chairman of Aliant Inc.

(7)	Prior to September, 2002, Mr. DeWolfe was Chairman and Chief Executive Officer of The DeWolfe Companies, Inc. Mr. DeWolfe was a director of Response USA, Inc. (“Response”) until October 2000. In May of 2001, Response commenced proceedings under applicable bankruptcy statutes in the United States.

(8)	Allister Graham was a director of Dylex Limited (“Dylex”) until May 2001. In August 2001 Dylex initiated proceedings under CCAA and certain creditors filed petitions in bankruptcy. In September 2001 a receiving order was made against Dylex and a trustee in bankruptcy was appointed.

(9)	Prior to November 2004, Thomas Kierans was Chairman, The Canadian Institute for Advanced Research and prior to January 1, 2000, Mr. Kierans was Director, Clarkson Centre for Business Ethics & Holder of Geoffrey R. Conway Chair at the Joseph L. Rotman School of Management, University of Toronto. Mr. Kierans was a director of Teleglobe Inc. (“Teleglobe”) until April 23, 2002. On May 15, 2002,

Teleglobe announced that it had obtained creditor protection under the CCAA and that it had initiated ancillary filings in the United States and the United Kingdom.

(10)	Prior to October 31, 2002, Gordon Thiessen was a Corporate Director, and prior to February 1, 2001, Mr. Thiessen was the Governor of the Bank of Canada.

(11)	Prior to November 1, 2003 Mr. Wilson was Chairman and Chief Executive Officer of UBS Global Asset Management (Canada) Co., prior to February 24, 2003 Mr. Wilson was President and Chief Executive Officer of UBS Global Asset Management (Canada) Co., and prior to August 2001, Mr. Wilson was Chairman and Chief Executive Officer of RT Capital Management Inc. Prior to July 2000, Mr. Wilson was Vice-Chairman, RBC Dominion Securities Inc.

EXECUTIVE OFFICERS

The name, province or state and country of residence, and position of each of the executive officers of Manulife Financial are set forth in the following table as of March 21, 2005.

Name and Residence	Position with Manulife Financial
Dominic D’Alessandro Ontario, Canada	President and Chief Executive Officer

Victor S. Apps Hong Kong, Special Administrative Region of China	Senior Executive Vice President and General Manager, Asia

James M. Benson Massachusetts, United States	Senior Executive Vice President, John Hancock Protection (1)

Jean-Paul Bisnaire Ontario, Canada	Senior Executive Vice President, Business Development and General Counsel (2)

Geoffrey G. Crickmay Tokyo, Japan	Executive Vice President and General Manager, Japan (3)

John D. DesPrez III Massachusetts, United States	Senior Executive Vice President, John Hancock Wealth Management

Bruce Gordon Ontario, Canada	Senior Executive Vice President and General Manager, Canadian Operations (4)

Donald A. Guloien Ontario, Canada	Senior Executive Vice President and Chief Investment Officer (5)

John C. Mather Ontario, Canada	Senior Executive Vice President and Chief Administrative Officer (6)

Peter H. Rubenovitch Ontario, Canada	Senior Executive Vice President and Chief Financial Officer

(1)	Prior to April 28, 2004, James Benson was Senior Executive Vice President of John Hancock Financial Services, Inc. From September 2002 to January 2003, Mr. Benson served as Interim Chief Executive Officer of NAIFA. Prior to July 31, 2001, Mr. Benson was President and Chief Executive Officer of Boston-based New England Financial as well as Chairman, President and Chief Executive Officer of GenAmerica Financial Corporation (both MetLife affiliates).

(2)	Prior to July 5, 2004, Jean-Paul Bisnaire was a partner at Davies, Ward. Phillips & Vineberg LLP, a Canadian based law firm.

(3)	Prior to July 1, 2004, Geoffrey Crickmay was Executive Vice President and Deputy General Manager, Japan. From January 2004 to July 2004 Mr. Crickmay was Senior Vice President, Sales and Marketing, Japan and from April 2001 to January 2004 Mr. Crickmay was Senior Vice President, Group Business, Canadian Operations. Prior to April 2001, Mr. Crickmay was Senior Vice President, Individual Life Insurance, Canadian Operations.

(4)	Prior to April 1, 2001, Bruce Gordon was Senior Vice President, Group Business.

(5)	Prior to March 8, 2001, Donald Guloien was Executive Vice President, Business Development.

(6)	Prior to January 2003, John Mather was Executive Vice President and Chief Information Officer and prior to May 1, 2001, Mr. Mather was Executive Vice President and Chief Information Officer with Ontario Power Generation.

SHARE OWNERSHIP

The number of Common Shares held by Directors and senior officers of the Company as at March 16, 2005 was 944,692, which represented less than one per cent of the outstanding Common Shares. The holdings of each director is set out on pages 11 to 14 of the Annual Report, which pages are incorporated herein by reference.

TRANSFER AGENT AND REGISTRAR

The transfer agents for MFC’s Common Shares are as follows:

In Canada:	CIBC Mellon Trust Company	In the United States:	Mellon Investor Services LLC
	200 Queen’s Quay East, Unit 6,		P.O. Box 3420, South Hackensack
	Toronto, Ontario, Canada, M5A 4K9		New Jersey, U.S.A. 07606-3420
	Toll Free: 1-800-783-9495		Toll Free: 1-800-249-7702

INTERESTS OF EXPERTS

The auditors of MFC are Ernst & Young LLP, Ernst & Young Tower, 222 Bay Street, P.O. Box 251, Toronto, Ontario, M5K 1J7. The auditors of John Hancock are Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts, 02116. Robert C. Dowsett prepared the independent actuary’s report in respect of the reorganization of the Company’s Canadian based insurance company subsidiaries. Simon Curtis, Executive Vice President and Appointed Actuary of the Company, provided a valuation of policy liabilities of the Company for its consolidated balance sheets as at December 31, 2004 and 2003. At the time such experts prepared the applicable report and at the date hereof, the listed experts own beneficially, directly or indirectly, less than one percent of the outstanding securities or other property of the Company.

AUDIT & RISK MANAGEMENT COMMITTEE

COMPOSITION OF THE AUDIT COMMITTEE

Messrs. Thomas E. Kierans, Kevin E. Benson, Lino J. Celeste, Richard B. DeWolfe, Robert E. Dineen Jr., Allister P. Graham and Arthur R. Sawchuk are the members of the Company’s Audit and Risk Management Committee (“Audit Committee”). Mr. Kierans is the chair of the Audit Committee and has held that post for 6 years. The Board of Directors of the Company has determined that each member of the Audit Committee is independent, financially literate and a financial expert as those terms are defined by the applicable regulators.

RELEVANT EDUCATION AND EXPERIENCE

In addition to the general business experience of each member of the Audit Committee, the education and experience of each member is as follows: Mr. Kierans holds a Master of Business Administration from University of Chicago, was formerly the President and Chief Executive Officer of the C.D. Howe Institute, and is a member of the board of directors of BCE Inc. Mr. Benson is a chartered accountant, is currently President and Chief Executive Officer of Laidlaw International Inc. and was previously President and Chief Executive Officer of The Insurance Corporation of British Columbia and Canadian Airlines. Mr. Celeste is an electrical engineer, is the past Chairman of Aliant Inc. and was the President and Chief Executive Officer of NBTel. Mr. DeWolfe holds a bachelors degree from Boston University in marketing and finance and is the former Chairman and Chief Executive Officer of The DeWolfe Companies, Inc., a publicly listed home ownership organization prior to being acquired by Cendant Corp. Mr. Dineen holds a law degree from Syracuse University of Law, and is a member of the board of directors of Nova Chemicals Corporation. Mr. Graham is currently the Chairman of Nash Finch Company and was formerly the Chairman and Chief Executive Officer of The Oshawa Group Limited. Mr. Sawchuk holds a degree in mechanical engineering from the University of Manitoba, is the former Chairman, President and Chief Executive Officer of DuPont Canada, Inc., and is also a director of Manitoba Telecom Services Inc., Bowater Inc. and the Canadian Institute for Advanced Research.

PRE-APPROVAL POLICIES AND PROCEDURES

A description of the pre-approval policies and procedures of the Audit Committee can be found in the Company’s Statement of Corporate Governance Practices, located at pages 16 to 19 of the Annual Report, which pages are incorporated herein by reference, and on the Company’s web site at www.manulife.com.

EXTERNAL AUDITOR SERVICE FEES

A description of the fees billed by the external auditor to the Company can be found at page 8 of the Annual Report, which page is incorporated herein by reference.

ADDITIONAL INFORMATION

Additional information with respect to MFC, including Directors’ and Officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under the Company’s equity compensation plans, where applicable, is contained in the Proxy Circular. Additional financial information is provided in the Company’s comparative financial statements and the Company’s management discussion and analysis for the most recently completed financial year. Additional information relating to the Company may be found in SEDAR at www.sedar.com and is accessible at the Company’s web site, www.manulife.com. Requests for materials may be sent to the Investor Relations Department of Manulife Financial at 200 Bloor Street East, NT-7, Toronto, Canada M4W 1E5.

SCHEDULE 1 – AUDIT & RISK MANAGEMENT COMMITTEE CHARTER

Manulife Financial Corporation
Audit & Risk Management Committee Charter

Overall Role and Responsibility:

The Audit & Risk Management Committee (“Audit Committee”) shall: (a) assist the Board of Directors in its oversight role with respect to (i) the quality and integrity of financial information; (ii) the effectiveness of the Company’s risk management and compliance practices; (iii) the independent auditor’s performance, qualifications and independence; (iv) the performance of the Company’s internal audit function; and (v) the Company’s compliance with legal and regulatory requirements; and (b) prepare such reports of the Audit Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

Membership and Meetings:

The Audit Committee shall consist of three or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee, none of whom shall be officers or employees of the Company or any of the Company’s affiliates.

Each of the members of the Audit Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

The Board of Directors shall designate one member of the Audit Committee as the Committee Chair. Members of the Audit Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

Each member of the Audit Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment. The Board of Directors shall determine whether and how many members of the Audit Committee qualify as a financial expert as defined by applicable law.

The Audit Committee shall annually determine whether any of its members serve on the audit committee of three or more other public companies. If any of the Audit Committee members fall into this category, the Audit Committee shall consider the ability of such members to effectively serve on the Audit Committee and, if it is determined that such members are able to continue serving, the Audit Committee shall record the reasons for such a decision.

Structure and Operations:

The affirmative vote of a majority of the members of the Audit Committee participating in any meeting of the Audit Committee is necessary for the adoption of any resolution. The Audit Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly. The Committee shall report to the Board of Directors on its activities after each of its meetings.

The Audit Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Audit Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Audit Committee, which shall compare the performance of the Audit Committee with the requirements of this Charter and set forth the goals and objectives of the Audit Committee for the upcoming year. The performance evaluation by the Audit Committee shall be conducted in such manner as the Audit Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Audit Committee or any other member of the Audit Committee designated by the Audit Committee to make this report.

The Audit Committee is expected to establish and maintain free and open communication with management, the independent auditor, the internal auditor and the Appointed Actuary and shall periodically meet separately with each of them.

Specific Duties:

Oversight of the Independent Auditor

•	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

•	Sole authority to preapprove all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor. When appropriate, the Audit Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services. The Audit Committee shall annually review any delegation of authority to grant preapprovals of audit and permitted non-audit services. Decisions of such delegate to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

•	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Audit Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

•	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company.

•	Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

•	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

•	Review as necessary policies for the Company’s hiring of employees or former employees of the independent auditor.

Financial Reporting

•	Review and discuss with management and the independent auditor the annual audited financial statements prior to the publication of earnings.

•	Review and discuss with management and the independent auditor the Company’s annual and quarterly disclosures made in management’s discussion and analysis. The Audit Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation and make a recommendation thereon to the Board.

•	Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

•	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including the results of the independent auditor’s review of the quarterly financial statements and any matters required to be communicated by the independent auditor under applicable review standards.

•	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

•	Review and discuss with management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

•	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

•	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

•	Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

•	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

•	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

•	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

•	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

•	Meet with the Appointed Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Appointed Actuary in accordance with the Insurance Companies Act (Canada), and such other matters as the Audit Committee may direct.

•	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

Oversight of the Company’s Internal Audit Function

•	Review with the internal auditor, the independent auditor and management at least annually the mandate, independence, qualifications, staffing and budget of the internal audit department and its annual work plan.

•	Review the periodic reports of the internal audit department on internal audit activities and the results of its audits.

Oversight of Risk Management

•	Review and approve periodically management’s risk philosophy and risk management policies.

•	Review with management at least annually reports demonstrating compliance with risk management policies.

•	Review with management the quality and competence of management appointed to administer risk management policies.

•	Review reports from the independent auditor and the internal auditor at least annually relating to the adequacy of the Company’s risk management practices together with management’s responses.

•	Discuss with management at least annually the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

Oversight of Regulatory Compliance

•	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

•	Review at least annually with the Global Chief of Compliance the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

•	Meet with the Company’s regulators, according to applicable law.

•	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

Audit Committee’s Role:

The Audit Committee has the oversight role set out in this Charter. Management, the Board of Directors, the independent auditor and the internal auditor all play important roles in respect of risk management, compliance and the preparation and presentation of financial information. Management is responsible for risk management, compliance and the preparation of financial statements and periodic reports. Management is responsible for ensuring the Company’s financial statements and disclosures are complete, accurate, in accordance with generally accepted accounting principles and applicable laws. The Board of Directors in its oversight role is responsible for ensuring that management fulfills its responsibilities. The independent auditor, following the completion of its annual audit, opines on the presentation, in all material respects, of the financial position and results of operations of the Company in accordance with Canadian generally accepted accounting principles. The internal auditor assesses the Company’s systems of internal controls on an ongoing basis.

Funding for the Independent Auditor and Retention of Other Independent Advisors:

The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Audit Committee. The Audit Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefor shall also be funded by the Company.